ANALOGIC CORPORATION


2003 Annual Report
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ANALOGIC®

Safe Harbor Statement

[illegible] report may contain projections or other forward-looking statements regarding future events or the future financial performance [illegible] Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predic-[illegible] and may differ materially from actual future events or results. Readers are referred to the documents filed by Analogic with the [illegible], specifically the most recent reports on Form 10-K, and 10-Q, including amendments thereto, which identify important risk fac-[illegible] that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with [illegible] strategy, dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, and technological and market change, manufacturing and sourcing risks, Internet infrastructure and regulation, international opera-[illegible] volatility of stock price, financial risk management, and potential volatility in operating results, among others.

Selected Financial Data *(in thousands, except per share data)*

	Years Ended July 31,				
	2003	2002	2001	2000	1999
Summary of Operations					
Net revenue:					
Product	**$442,256**	$270,064	$311,671	$255,250	$242,853
Engineering	**20,856**	26,499	27,706	23,293	18,092
Other	**8,410**	9,563	12,762	13,038	12,015
Total net revenue	**471,522**	306,126	352,139	291,581	272,960
Gross margin	**195,682**	99,153	117,870	107,012	108,153
Income (loss) from operations	**69,742**	(1,705)	12,873	16,797	23,567
Net income	**49,495**	3,006	13,588	14,066	19,185
Net income per common share:					
Basic	**$ 3.74**	$ 0.23	$ 1.05	$ 1.10	$ 1.51
Diluted	**$ 3.70**	$ 0.23	$ 1.04	$ 1.09	$ 1.50
Cash dividends declared per common share (1)	**$ 0.32**	$ 0.29	$ 0.28	$ 0.28	$ 0.27
Weighted average number of common shares:					
Basic	**13,251**	13,129	12,950	12,817	12,683
Diluted	**13,394**	13,194	13,055	12,883	12,791
Financial Position					
Cash, cash equivalents, and marketable securities	**$177,961**	$181,789	$122,912	$116,374	$124,202
Working capital	**246,527**	214,225	225,619	212,977	205,872
Total assets	**456,375**	437,590	359,159	333,201	312,699
Long-term liabilities	**11,082**	19,721	16,526	8,158	7,663
Stockholders' equity	**356,513**	302,351	298,494	277,761	265,635

(1) Dividends of $.08 per share were declared for each of the quarters of fiscal 2003. Dividends of $.07 per share were declared for each of the first three quarters and $.08 per share for the fourth quarter of fiscal 2002. The policy of the Company is to retain sufficient earnings to provide funds for the operation and expansion of its business.

Common Stock Market Prices

The Company's Common Stock trades on the NASDAQ National Market under the symbol: ALOG. The following table sets forth the range of high and low sales prices for the Common Stock, as reported by the NASDAQ National Market during the quarterly periods indicated:

	NASDAQ Stock Market			
	This Year		Last Year	
	8/1/02 — 7/31/03		8/1/01 — 7/31/02	
	High	Low	High	Low
First Quarter (8/1 — 10/31)	$45.84	$38.70	$44.61	$33.50
Second Quarter (11/1 — 1/31)	53.59	39.88	44.25	33.40
Third Quarter (2/1 — 4/30)	54.40	40.00	56.50	36.73
Fourth Quarter (5/1 — 7/31)	55.82	45.11	51.50	37.02

On August 31, 2003, there were approximately 943 holders of record of the Common Stock.

Financial Highlights

For the Fiscal Years Ended July 31, 2003 and 2002 (in thousands, except per share data)

	2003	2002
Revenues	$471,522	$306,126
Pretax Income	77,675	3,781
Net Income	49,495	3,006
Earnings per Share: Basic	$ 3.74	$ 0.23
Earnings per Share: Diluted	$ 3.70	$ 0.23

Founded in 1969

ALOG (NASDAQ)

Included in Standard & Poor's SmallCap 600 Index

Analogic's headquarters and main manufacturing facilities are located in Peabody, MA. We also have facilities in Haverhill, MA; subsidiaries in Chelmsford, Peabody and Wilmington, MA; State College, PA; Hartland, WI; Saint-Laurent, Canada; and Herlev, Denmark; and a joint venture in Shekou, China.

Analogic is an inventive developmental engineering company. We conceive, design and manufacture high-performance proprietary medical and security imaging systems and subsystems, principally for leading international Original Equipment Manufacturers (OEMs).

The Company has faced many challenges over the past three decades, but Fiscal 2003 was unique. Following the September 11 tragedy, the U.S. Congress mandated the deployment of certified Explosive Detection Systems at airports across the nation by December 31, 2002. Analogic was asked to manufacture and deliver 425 large Explosive Assessment Computed Tomography (EXACT™) Systems by that date. We were also asked to manufacture hundreds of critical digital front ends, or data acquisition systems (DASs), for the only other certified bomb scanners ordered by the government. Turning these orders around in a matter of months posed major challenges to our materials and manufacturing staff, but their response exceeded even our ambitious expectations. All the EXACT systems and the digital front ends were delivered on or ahead of schedule, earning recognition from our customers and from the U.S. Transportation Security Administration (TSA).

The results were significant. Americans enjoyed greater security in air travel, enabling commercial air traffic volume to rebound. For several quarters the Company experienced dynamic growth from new security revenues. The "sudden" success in security imaging, based on an engineering program initiated in 1996, caused many to question whether this was a one-time "windfall" or the foundation for significant new long-term growth for the Company.

While scaling up production of security products, we continued to develop advanced health technology systems and components, and through several subsidiaries, niche end-user medical products for our customers. During the year we introduced new Computed Tomography (CT), Digital Radiography (DR) and ultrasound systems and components, new patient monitors, and more.

The sudden, substantial demand for security systems, however, caused us to re-examine the Company's goals in both health and security technology. Concluding that there are exciting opportunities in both areas, we allocated some of our new security revenues to significantly increase our investment in developing major new health and security systems. In this report we seek to communicate to you some of the challenges and successes of the past year and our vision of our substantial opportunities for the future in four areas: security systems, medical systems, medical components, and medical products, as the Company seeks to ensure its growth as *"The World Resource for Health and Security Technology."*



Revenues for the fiscal year ended July 31, 2003, were a record $471,522,000, compared with the prior year's revenues of $306,126,000, an increase of $165,396,000. Net income for the twelve-month period was a record $49,495,000, or $3.70 per diluted share, compared with $3,006,000, or $.23 per diluted share, for the previous year, an increase of $46,489,000. Our cash position remained very strong with cash and marketable securities of $178 million. We are extremely pleased with our accomplishments in fiscal 2003 – the most successful year in our history.

The record growth was due in large part to orders for 500 Explosive Assessment Computed Tomography (EXACT™) security imaging systems, nearly all of which were delivered during the fiscal year ended July 31, 2003. This large order was in response to the terrorist attack of September 11, 2001, which prompted Congress to require that government-certified Explosive Detection Systems (EDS) be installed at airports across the country by the end of 2002 to examine checked luggage. The EXACT is the heart of one certified EDS system, and we also supplied critical Data Acquisition Systems (DASs) to the only other manufacturer of certified EDSs. The extremely tight deadlines posed a tremendous challenge, but our employees responded with a monumental effort, delivering all the EXACTs and hundreds more DASs to our customers on or ahead of schedule. While our security systems attracted considerable public attention, we also finished development of and began shipping a number of new medical systems and components during the year. We initiated production of several new families of CT DASs, including the first 16-slice DASs, for Original Equipment Manufacturers (OEMs). The world's first 14-inch real-time detector plates for digital fluoroscopy were put into production, and this past September we shipped our 1000th AN8103 Radio Frequency Amplifier unit designed for top-of-the-line Magnetic Resonance Imaging (MRI) systems. We also began shipping a new family of patient monitors, including our first monitors to measure CO_2 and SKY Computers introduced its new SMART Systems™ family of high-performance embedded computers.

A number of new medical products were introduced for niche end-user markets. B-K Medical, our Danish subsidiary, introduced the Hawk 2102 EXL and Falcon 2101 EXL, top-of-the-line color and black-and-white scanners respectively, along with a number of innovative transducers. After year end, B-K Medical announced the Viking 2400 "premium class" scanner. We began shipping new OEM medical imaging systems, including a large-bore (patient opening) CT scanner that carries a powerful linear accelerator and sophisticated software for real-time radiotherapy, and next-generation digital radiography systems.



Some observers thought the dramatic increase in security revenues to be a spike, a short-term, one-time benefit. We saw this "windfall" as a unique opportunity to significantly increase our investment in the development of innovative security and medical systems for our customers, initiating a number of major new projects. We conceived, designed and began building prototypes of an innovative, compact, reasonably priced, CT-based system to screen airline passengers' carry-on items. This Carry-On Baggage Real-time Assessment (COBRA™) Threat Detection System automatically detects very small amounts of explosives as well as guns, knives and other contraband that can be difficult to identify with conventional equipment currently installed in airports. Moreover, COBRA has sales potential in a number of other markets, including government buildings such as courthouses and embassies. The system is expected to be submitted to the Transportation Security Administration (TSA) for certification and field testing in the first half of 2004.

We sought to further extend the breadth of our capabilities in security technology by entering into an agreement with Sanders Design International in April to develop, manufacture and deploy an InfraRed CounterMeasures (IRCM) System to protect commercial aircraft from shoulder-fired heat seeking missiles. Sanders' inventive IRCM technology offers what we believe to be superior protection against single or multiple simultaneously launched IR missiles, compared to currently available systems, at a fraction of the cost. Sanders' infrared technology, combined with our signal and image processing experience and control systems expertise – and our proven manufacturing capabilities – provides the basis for cost-effectively addressing this serious threat to commercial air travel. Sanders and Analogic are developing the first prototypes for initial testing in the near future.

After year-end, the Company submitted proposals to the TSA for its Phoenix program to develop the next generation of certified EDS systems for checked luggage. The TSA awarded $3.85 million to Lockheed

Martin and Analogic to design and develop prototypes for continuous performance enhancements for existing EDS systems. This major upgrade will incorporate a number of recent advances to increase system throughput and reduce the false positive rate. Separately, the TSA awarded Analogic $1.15 million as the first phase of a mult-million dollar grant to design an entirely new generation of advanced, networkable EDS systems with significantly higher throughput and detection capabilities than currently deployed systems. With three major new security imaging systems and the IRCM system in design or development, we believe we are well positioned for continued growth in security technology.

This year we also significantly increased our investment in developing new medical components and systems. We are designing new generations of CT DASs for 64-slice scanners, and have already shipped prototypes of powerful new gradient amplifiers for 3 Tesla MRI systems. We established a new subsidiary, Sound Technology, Inc. (STI), an OEM supplier of linear and tightly curved array transducers and probes for a wide range of ultrasound applications. STI will also be working with B-K Medical to further accelerate their transducer development. Camtronics' capabilities were enhanced with the acquisition of VMI Medical, the developer of the industry's leading Pediatrics Cardiology package and, after year end, the acquisition of a hemodynamic monitoring product line from Quinton Cardiology Systems.

We are also devoting considerable resources to developing new complete medical imaging systems in rapidly evolving niche markets for OEM customers. These systems include a new, low-cost, multi-slice CT scanner designed for community hospitals and developing countries, and a CT with a large bore, or opening, that can be used in both medical and security applications. Large-bore medical CTs can image patients requiring extensive life support equipment, as well as obese patients, and can scan larger image areas at one time. Large-bore CTs can also be integrated with other technologies, such as Single Photon Emission Computed Tomography (SPECT), Positron Emission Tomography (PET), or linear accelerators for radiation therapy. The rapid merging of PET and CT technology appears to offer significant growth opportunities. This year the Company acquired a minority position in PhotoDetection Systems (PDS), a developer of advanced PET scanning systems, and certain rights to use PDS's innovative, lower cost scintillator technology for use in PET/CT systems that we are developing cooperatively. The Company is also developing digital ultrasound and digital X-ray mammography systems and an advanced digital fluoroscopy system for real-time imaging.

In anticipation of continued growth, during the year we initiated construction of a 100,000 square foot addition to our headquarters in Peabody. This facility, due to be completed in January 2004, will be used for engineering and manufacturing for Computed Tomography Systems. As part of our overall plan to control operating costs, after year end we moved our Life Care group from leased facilities in Wakefield into the Peabody facility and began "mothballing" our Haverhill manufacturing facility due to the currently reduced demand for EXACT systems. We expect to meet anticipated orders for explosive detection systems from our expanded Peabody facility, but will be able to resume production in Haverhill quickly should the need arise.

Significant progress was made this year in defining the future management of Analogic, with a new President joining the Company in April and with his appointment as Chief Executive Officer in August.

Special appreciation is due the many individuals within the Company who demonstrated considerable leadership, creativity, and commitment in meeting the varied challenges the Company has faced the past two years. Their efforts enabled us to meet what many deemed to be impossible production schedules, delivering all EXACT systems on or ahead of schedule. They developed security engineering proposals that garnered TSA awards for next-generation EDS systems and they designed and developed several prototypes of a carry-on-baggage scanner that redefines the state of the art. They completed and put into production several major new medical imaging systems. Their achievements of the past two years have revealed a depth of management and employee capabilities and commitment that exceeded even our expectations. We gratefully thank all our employees for their continuing dedication and efforts.

In conclusion, we believe that the security business is in its infancy, much like non-invasive medical imaging was some three decades ago. Security revenues will fluctuate from quarter to quarter, and even year to year, as the market evolves, but we are confident that we will be able to grow with that market. There are also many exciting opportunities to significantly extend the capabilities of medical technology and help reduce health care costs through technological innovation. We hope you share our faith that Analogic is well positioned for long-term growth to build on our reputation as *"The World Resource for Health and Security Technology."*

Sincerely,

John W. Wood Jr.
President and Chief Executive Officer

Bernard M. Gordon
Chairman of the Board and Executive Chairman

December 1, 2003





The compact Carry-On Baggage Real-time Assessment (COBRA) Threat Detection System can scan over 300 items per hour and generate 3-D images of every item or of objects in a bag or container, such as the weapon seen here. The system, currently in the prototype stage, uses advanced explosive and weapon detection algorithms to automatically detect small amounts of explosives, guns, knives, and other contraband that can be very difficult to identify with conventional equipment.

Setting New Standards

After the terrorist attack of September 11, the U.S. Government quickly looked to advanced technology to increase security for commercial air traffic. Congress mandated the installation of certified Explosive Detection Systems (EDSs) in U.S. airports by the end of 2002 to examine checked luggage for aircraft. Only two firms had developed such systems. Analogic had developed and manufactured for one OEM customer the world's first dual-energy, multi-slice CT machine, the Explosive Assessment Computed Tomography (EXACT) System, which constitutes the heart of the world's first second-generation certified EDS. The EXACT provides the basis for automatic threat detection at high throughput rates compared to conventional technology, and is able to generate three-dimensional images of the entire contents of a bag or parcel. Notably, all but two of the major electronic subsystems of the EXACT, such as the DASs, detectors, and reconstruction computers, are designed and manufactured by Analogic. We had also designed and manufactured the front end, or data acquisition system, for the supplier of the other certified systems.


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In 2002 we received orders for 425 large EXACT systems and hundreds more DASs to be supplied by the end of the calendar year. We delivered everything on or ahead of schedule through the extraordinary skill and commitment of our staff. During the year we also finished and achieved certification for the second of two "ARGUS" EDS systems designed for smaller airports. While our manufacturing staff intensively ramped up production of the EXACTs, our engineering staff began developing a new, high-speed, automatic detection scanning system designed for port-of-entry screening in high-risk areas, such as airport carry-on checkpoints, courthouses, embassies, and commercial buildings. The compact Carry-On Baggage Real-time Assessment (COBRA™) Threat Detection System incorporates significant advances over the conventional technology employed today at passenger portals at airports. COBRA performs full-volume helical CT scans of over 300 items per hour. The COBRA workstation generates 3-D images of every object in a bag or item, automatically detecting very small amounts of explosives, as well as guns, knives, and other contraband that can be very difficult to identify manually with conventional equipment. The system is expected to be ready for government testing and certification procedures in the first half of calendar 2004.

The Company recently began work on the next generations of explosive detection systems for checked luggage for aircraft. Working with a leading defense contractor, we are designing and developing a major system upgrade for EDS systems, incorporating recent advances in technology and detection algorithms. We are also designing an entirely new generation of more advanced, networkable EDS systems with enhanced detection capabilities and significantly higher levels of throughput than existing systems. The new systems will also have reduced "false positive" rates and faster resolution of alarmed bags.


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The screen image above is from the workstation of an advanced CT/radiotherapy system *(shown left.)* The screen displays the registration of a set of CT images taken earlier and a set of CT images taken just before treatment is to begin. This process allows clinicians to visualize a tumor in three dimensions prior to treatment, enabling them to ensure that Intensity-Modulated Radiation Therapy (IMRT) is delivered to the intended target.


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Developing Next-Generation Medical Imaging Systems

Computed Tomography. We apply our considerable expertise in X-ray beamline technology, data acquisition systems and detectors to the design of innovative complete OEM CT systems for new or rapidly emerging niche markets. Three decades ago we invented the "instant-imaging" CT system. Almost a decade ago, our initial complete scanner was the world's first lightweight, mobile CT, which enabled clinicians to use CT in trauma centers, acute care facilities and surgical theaters. In recent years we have developed several niche CT systems, including the CT portion of an innovative dual-modality, or hybrid, nuclear imaging system that places a CT beamline on the gantry of a Single Photon Emission Computed Tomography (SPECT) scanner. The dual-imaging capability combines the precise anatomical imaging of the CT with the functional imaging capabilities of the SPECT system in a "fused" image, enabling clinicians to precisely locate specific regions of interest on the combined scan. We also developed a low-cost modular CT scanner for the developing world, where overall system cost and shortages of trained staff had limited the ability to bring the benefits of CT technology to millions of people.



This year we began shipping an innovative CT with a large patient opening, or bore, for cancer radiation therapy. The imposing gantry accommodates a complete CT system and a large powerful linear accelerator for radiation therapy. Radiotherapists use the CT to image a tumor in near-real-time *(see photo left)*, precisely determining its location morphologically and calculating the shortest possible path to deliver optimal blasts of radiation to the tumor and minimize potential radiation damage to healthy adjacent tissue. This innovative use of CT is in its infancy and holds tremendous potential for the treatment of many cancers.

We are currently developing several new families of niche CT systems. One is a full-featured, moveable, multi-slice mid-range system designed specifically for small to medium-sized hospitals, providing a breadth of advanced CT functionality and flexibility they could not otherwise afford. We are also developing large bore systems that will enable clinicians to image larger areas, of particular value in surgery, and in diagnosing and treating cancer. Large bore systems also enable clinicians to scan obese patients who cannot be examined by conventional CT equipment. During the year we began intensive development of a new hybrid PET/CT system, utilizing an innovative PET scintillator technology that can dramatically reduce the cost of otherwise expensive PET systems. Combining this new technology with our advanced CT technology should enable clinicians to develop more accurate diagnoses and plans for surgery, particularly for the detection and treatment of cancer. PET/CT also has advantages in imaging certain parts of the body, such as the head, neck, abdomen and pelvis. With a tradition of innovation in CT system design, we believe we can substantially increase our CT business by developing the niche CT systems of the future.



Analogic has developed a compact, highly versatile digital radiography system *(shown right)* designed for high-volume exams in environments such as Emergency Rooms and Trauma Centers, as well as in orthopedic clinics and offices. The system can perform a full range of upright, table, and extremity exams and quickly provide access to images for timely evaluation.

Digital Radiography (DR) Systems. Analogic is also pioneering digital radiography at both the system and subsystem levels. Today, approximately two thirds of all images produced in a hospital are X-ray based, the majority on conventional, film-based analog X-ray systems. These systems are comparatively inexpensive to buy, but the "hidden" operating costs associated with them are substantial, in terms of labor (including clinician time), low patient throughput, and consumables. At this relatively early stage in their development digital radiography systems are more expensive to acquire, but operational savings can compensate for higher initial cost. DR also offers tremendous clinical advantages, such as vastly superior dynamic range compared to film and contrast resolution superior to that of Computed Radiography (CR). DR can simply provide better images while reducing patient exposure to radiation. Moreover, DR images can be digitally enhanced and manipulated by sophisticated software to extract considerably more information, facilitating earlier detection, more accurate diagnoses and more effective treatment. Digital images also can easily be stored and retrieved almost instantly, enhancing clinicians' ability to review images or refer them to consulting physicians.



Analogic is pursuing DR from two perspectives. Four years ago the Company acquired proprietary selenium technology necessary for the development of direct digital radiography detector plates, and established its Anrad subsidiary to develop and manufacture high-quality, flat-panel X-ray detectors using the acquired selenium technology. Analogic focuses on "direct" digital radiography (DDR), in which X-ray photons are directly converted to electronic signals, producing images that are often much sharper and provide more information than older, indirect techniques. *(See Medical Components)*

Several years ago the Company began developing for an OEM customer complete direct digital radiography systems, including a chest unit and a U-arm trauma unit capable of performing a full range of diagnostic procedures. This year we began shipping a second generation of general digital radiography equipment to that customer, including an advanced chest unit and a highly versatile, multipurpose table system employing an overhead X-ray tube to perform a full range of exams. After the close of the year, the Company completed development of two additional systems for select markets. These are a high-volume chest unit that can perform other upright examinations for ambulatory and non-ambulatory patients and an innovative, compact, highly versatile DR system for a full range of high-volume upright, table, and extremity general radiographic exams. Special application software designed for the needs of community hospitals and niche sites such as emergency rooms, trauma centers, orthopedic clinics, and individual orthopedic practices has been provided by Cedara Software Corporation. We are also developing advanced digital mammography and fluoroscopy systems. Digital radiography presents substantial opportunities to improve clinical outcomes, speed clinical workflow, and reduce healthcare costs. With our considerable knowledge of X-ray technology, we believe DR should also provide opportunities for dynamic growth.




anrad

One of the keys to successful cancer treatment is early detection. Anrad's amorphous selenium direct digital mammography plates (shown left) are believed by many to provide the sharpest images available *(see above)*, leading to earlier detection, diagnosis and treatment. The breast images shown above are merely representative, as the printing process used in this report cannot adequately reproduce the sharpness of the original images.

Engineering Advanced Medical Imaging Components

Analogic pioneers advanced components or subsystems for a variety of medical applications. Our recognized leadership in high-performance components is based on our innovative signal acquisition, conversion and processing technology, and advanced circuit design. Components were our first step into the OEM medical business when we invented instant imaging CT scanning for an OEM customer almost thirty years ago, and they are vital to our future. The Company is the world's leading OEM supplier of CT Data Acquisition Systems (DASs), MRI power systems, and amorphous selenium technology for flat-panel detectors, as well as a leader in patient monitoring and embedded computing.



CT DASs & Detectors. Many of the dramatic advances being made in Computed Tomography are due in large part to the development of innovative multi-slice CT DASs that enable CT scanners to collect much more data much faster than ever before. Analogic was the first to develop a 24-slice CT DAS, first used in our EXACT System. The technology was subsequently applied to medical CTs. Our DASs, which have earned broad patent protection, have the widest dynamic range and lowest noise commercially available. This year we began shipping 16-slice CT DASs with 12,000 channels of data acquisition for some of the most advanced multi-slice systems available today, and we are working on more advanced DASs to expand applications and the market for the next generation of CT systems. Analogic engineers are developing innovative X-ray data measurement modules based on new smaller, proprietary, Application-Specific Integrated Circuits (ASICs) to provide greater functionality to CT systems in development.

Direct Digital Radiography (DDR) Detectors. Analogic is a pioneer in flat-panel DDR detectors, holding many patents on the amorphous selenium technology employed. DDR is widely believed to produce superior images for many radiography applications. Anrad, our subsidiary in Canada, is developing expanding families of advanced selenium detector plates for static and real-time imaging. Drawing on Analogic's numerous patents relating to A/D conversion techniques, proprietary integrated circuit design, and signal filtering and proprietary correction techniques, Anrad is developing the world's most advanced DDR detectors, including two mammography plates that many believe provide the best images available. The Company began shipping an 8" x 10" static, full-field, flat-panel mammography detector *(shown left)* this year and has delivered a large (10" x 24") plate to beta sites. Both plates have 85-micron pixel resolution and are able to take up to 3 images per second, enabling clinicians to reconstruct a complete image of the breast in three dimensions, providing much more detailed information at very low dose levels. A large format (17" x 17") static plate for general radiography is also being tested in beta sites. Through Anrad we are also the leader in real-time imaging, or digital fluoroscopy. We are shipping 14" x 14" real-time detec-

(Continued on page 15)

MEDICAL COMPONENTS



Approximately 80% of all surgeries are performed on an outpatient basis or in physicians' offices. When procedural sedation is used, non-invasive monitors such as the new instrument shown above designed and manufactured by Analogic for an OEM customer, track vital signs. These parameters include ECG/ heart rate, respiration, and blood pressure along with carbon dioxide and oxygen concentration to ensure the patient is adequately perfused and ventilated.

tors for general radiography and fluoroscopic applications such as gastrointestinal studies and digital subtraction angiography. A 9" x 9" extremely low-noise real-time detector for cardiology is currently in beta sites. All real-time detectors have 150-micron pixel resolution and can take 3.75, 7.5, 15 and 30 images per second; the cardiology plate can operate at up to 60 frames per second.

MRI Power Systems. Analogic is the world's leading supplier of MRI Power Systems and the market and technology leader in all-solid-state, low-noise Radio Frequency (RF) Amplifiers. Today's higher strength, multi-coil technology is improving MRI's functionality by gathering much more data at much higher speeds, extending MRI to cardiac and angiographic applications. Our growing family of compact, cost-effective amplifiers, based on proprietary designs and patented topology, enables our OEM customers to meet new performance requirements. Our high-power AN8103 RF amplifiers are the backbone of the 1.5 Tesla scanners, the industry standard today. We have also shipped prototypes of several models of a new generation of compact, modular, 128 MHz, 35 kW amplifiers designed for more powerful 3 Tesla systems now entering the market.



Patient & Fetal Monitoring. Analogic designs and manufactures innovative non-invasive patient monitors that provide significant price/performance advantages to our OEM customers. Patient monitors typically measure blood pressure, temperature, heart rate (ECG), respiration and oxygen perfusion. This year we began supplying a new family of multiparameter monitors that includes non-invasive capnography, or CO_2 monitoring, for the Emergency Room (ER), post operative care, and ambulatory and office-based surgery where conscious sedation is used. We are also completing development of a monitor that employs innovative non-invasive techniques to measure cardiac output for cardiology and the ER, and are developing a new generation of invasive monitors for a new customer and new products for the burgeoning homecare market. We also continue to supply two families of compact, lightweight fetal monitors that are marketed worldwide.

Ultrasound Transducers. Sound Technology, Inc. (STI), a subsidiary, is one of the world's leading OEM suppliers of transducers and probes for medical ultrasound. STI develops a complete line of innovative diagnostic probes for a broad range of clinical applications in radiology, cardiology, obstetrics, gynecology, urology and surgery. STI is also working closely with B-K Medical on new transducer development for their highly specialized applications.

High-Performance Embedded Computers. Real- or near-real-time imaging applications require systems to acquire and process more data faster. Our SKY Computers subsidiary is the leading supplier of standards-based, embedded high-performance computer systems for medical, radar, sonar and industrial inspection applications. SKY's new SMARTpac™ 600 Data Acquisition Server and SMARTpac 1200 Compute Server are the first systems designed to enable quick implementation and maintain high availability within mission-critical, embedded computing environments.







B-K Medical is the world's leading supplier of ultrasound scanners and transducers for urology and surgery. This year B-K Medical introduced the Hawk 2102 EXL *(in background above)*, a top-of-the-line color scanner, and the type 2050 transducer *(shown left)* for anorectal imaging *(see image right)*. Patented digital beamformer technology in the EXL and the new Viking 2400 scanners provide superb image quality over the entire image depth.

Delivering Leading Medical Products to Niche End-User Markets

Clinical Ultrasound. Several Analogic subsidiaries are renowned for developing complete medical products for specific niche end-user markets. B-K Medical, our Danish subsidiary, is the world's leading supplier of complete ultrasound systems for the urology and surgery markets, offering a complete range of scanners and probes for those applications. This year B-K Medical introduced the Hawk 2102 EXL, a high-definition, very-high-frequency color system, and the Falcon 2101 EXL, the top-of-the-line black-and-white scanner. Both incorporate patented, digital hybrid beamformer technology featuring Continuous Uniform Focusing to provide superb image quality over the entire image depth. The systems include an optional Palm Control Unit for remote scanning, and an integrated, compact, 3-D option. The portable Merlin 1101 scanner, ideal for clinicians' offices, is very powerful for its size and incorporates many of the advanced capabilities of our larger systems.



What differentiates B-K Medical is its leadership in developing application-specific transducers. Years ago, B-K Medical staff invented sterilizable transducers, an important factor in the development of intraoperative and laparoscopic ultrasound. B-K Medical engineers work closely with premier clinicians to develop a special understanding of the clinical challenges they face. This detailed and comprehensive knowledge is employed to develop the most advanced transducers, providing high-resolution images and optimal solutions in our specialized markets. This year B-K Medical introduced several transducers. The type 2050, the world's only 360° anorectal transducer with built-in 3-D, sets a new standard for anorectal scanning. In clinical evaluations doctors found that they could clearly identify more and subtler anatomical features than ever before, due to the 2050's very high frequency range and improved signal transmission. The type 8806 transducer, designed for gynecological examinations, manifests the symbiotic relationship between B-K Medical and Sound Technology. Working with Sound Technology, B-K Medical was able to streamline the 8806 development process and achieve an extremely fast time to market. The new type 8809 transducer is optimized for high-resolution ultrasound in difficult to access areas of the body, both on the body surface and during surgery. The 8809 offers a wide range of scanning frequencies, including a very high frequency that gives unsurpassed image clarity for structures close to the surface. Its applications include investigation of musculoskeletal structures like muscles, tendons and nerves; scanning of blood vessels and small organs.

After the close of the year B-K Medical introduced the Viking 2400 "premium" class ultrasound scanner. This new top-of-the-line scanner can scan at frequencies up to 20 MHz for superb image quality in small part, peripheral vascular, and musculoskeletal exams. With a long-recognized tradition of enabling innovative surgical techniques that can help save lives and reduce medical costs, we are confident that the demand for B-K Medical's technology will continue to grow.



Approximately 70% of all cardiology information is generated in cardiologists' offices. Camtronics' industry-leading VERICIS Cardiovascular Information System has extended its capabilities to those offices with CardioWorks, a highly specialized electronic medical record system. CardioWorks digitally manages all the patient information cardiologists might need. Patient encounters can be documented easily in real time by the clinician using handheld wireless computers and advanced CardioWorks clinical software.

Cardiovascular Information Systems. Cardiovascular Information Systems are another niche end-user market where an Analogic subsidiary is the acknowledged technology and market leader. Heart disease is the leading cause of death in America for people over the age of 65. Today, approximately 12.6 % of the population is over 65. By 2030, 20% will be. The number of cardiologists, however, is not growing proportionally. Moreover, as more people live longer, cardiovascular care is shifting from the treatment of acute illness to chronic disease management. Cardiologists are seeing more patients over a longer period of time, and more physician time is invested per patient encounter. Cardiologists are increasingly looking to advanced technology to help them provide better care to more patients. Camtronics' VERICIS® Cardiovascular Information System helps physicians address these issues.



Traditionally, a typical patient's cardiac record might consist of film from the cardiac cath lab, VHS tape from the echocardiography lab, digital images from a nuclear scanner, and documentation on every patient encounter. It is extremely difficult and time consuming for clinicians to access, analyze, and compare cardiac images and reports in such diverse formats. In order to consolidate data from the diverse cardiac imaging modalities and sources into a single, easily accessed Digital Integrated Cardiovascular Record for each patient, Camtronics developed the VERICIS Cardiovascular Information System. This comprehensive, scaleable system makes the complete digital cardiac patient record available to authorized clinicians in the hospital, across institutional networks, and now in the cardiology practice. VERICIS initially focused on the clinical and workflow requirements of inpatient imaging modalities, developing image management and clinical reporting modules for Echocardiography, Cardiac Cath, and Nuclear Cardiology. The addition of the market-leading VERICIS PhysioLog™ Hemodynamic Monitoring and Data Management System to the VERICIS platform completes the integration of patient monitoring procedural information from the cath lab.

With CardioWorks, VERICIS extends its capabilities to the outpatient or office-based component of cardiac care, where a majority of all patient information is generated. A highly specialized electronic medical record system designed for cardiology practices, CardioWorks digitally manages all the patient information cardiologists might need, including demographic data, current diagnosis, medications and allergies, medical and family history, and vital signs and test results. Patient encounters are documented in real time by the clinician using handheld wireless computers and advanced CardioWorks clinical software. Through integration with the hospital-based VERICIS system, cardiologists can now review cath and echo images virtually instantaneously in their offices. One practice reported physicians using CardioWorks were able to see 15% more patients without reducing the time spent with individual patients. Camtronics is continuing to expand VERICIS' capabilities. This year the company acquired VMI Medical, integrating its advanced EchoIMS pediatric cardiac information management system into VERCIS to meet the highly specialized needs of children's heart centers and the pediatric needs of large medical centers.

Fiscal 2003 Board of Directors and Officers

Directors

Bernard M. Gordon
Chairman of the Board and Executive Chairman

M. Ross Brown
Former Vice President, Analogic Corporation

§ Dr. Michael T. Modic
Chairman, Division of Radiology, Cleveland Clinic Foundation, Cleveland, OH and Professor of Radiology, Ohio State University

Julian Soshnick
Vice President

§*Dr. Bruce W. Steinhauer
President and Chief Executive Officer, Regional Medical Center, Memphis, TN

John A. Tarello
Former Senior Vice President and Treasurer, Analogic Corporation

§*Edward F. Voboril
Chairman, President and Chief Executive Officer, Wilson Greatbatch Technologies, Ltd., Clarence, NY

§*Dr. Gerald L. Wilson
Former Dean, School of Engineering, Massachusetts Institute of Technology, and Vannevar Bush Professor of Engineering, Massachusetts Institute of Technology

* *Member of Audit Committee*
§ *Member of Compensation Committee*

Corporate Officers

Bernard M. Gordon
Chairman of the Board and Executive Chairman

John W. Wood Jr.
President and Chief Executive Officer

John J. Millerick
Senior Vice President, Chief Financial Officer and Treasurer

Julian Soshnick
Vice President

Alex A. Van Adzin
Vice President, General Counsel and Clerk

Divisional Officers

Edmund F. Becker, Jr.
Medical Subsystems

Michael F. Cordes
Digital Radiography Systems

Robert H. French
Customer Service

Peter M. Howard
Medical Components

Bernhard D. Kohler
Medical Computed Tomography

Lothar Koob
Medical Computed Tomography

Lonnie Weaver
Life Care Systems

Operations Officers

Michael J. Magnifico
Corporate Operations

Frank G. Vorwald
Systems Operations

Technical Officers

Daniel Abenaim
Project Management

Douglas Abraham
Electrical Engineering

Kiyotaka Asahina
Pacific Rim Activities

Eric M. Bailey
Business Development

Carl R. Crawford
Imaging Systems

John M. Dobbs
Science

Enrico Dolazza
Imaging & Signal Processing

Ching Ming Lai
Sino-American Liaison

Gilbert W. McKenna
Mechanical Engineering

Louis Poulo
Systems Engineering

David A. Schafer
Security Systems

Hans J. Weedon
Analog Technology

Administrative Officers

John W. Kirby
Human Resources

Michael N. Siraco
Corporate Controller

Thor T. Wallace
Chief Information Officer

Auditors

PricewaterhouseCoopers LLP

Transfer Agent

EquiServe

Anexa Corporation

Michael F. Cordes
President

Anrad Corporation

Sorin Marcovici
President

B-K Medical A/S

Jorgen Henriksen
Managing Director (Acting)

Camtronics Medical Systems, Ltd.

Eugene W. Bergholz
President

SKY Computers, Inc.

‡ Donald Barry
President and Chief Executive Officer

Sound Technology, Inc.

William Guzik
President

‡ *Also a Group V.P., Analogic*

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: July 31, 2003

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .
Commission file number 0-6715

ANALOGIC CORPORATION
(Exact name of registrant as specified in its charter)

Massachusetts	**04-2454372**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification No.)**
8 Centennial Drive, Peabody, Massachusetts	**01960**
(Address of principal executive offices)	**(Zip Code)**

(978) 977-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.05 par value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the registrant at January 31, 2003 was approximately $514,361,000

Number of shares of Common Stock outstanding at August 31, 2003: 13,495,630

Documents Incorporated by Reference: None

PART I

Item 1. Business

(a) Developments During Fiscal 2003

Total revenues of Analogic Corporation (hereinafter, together with its subsidiaries, referred to as "Analogic" or the "Company") for the fiscal year ended July 31, 2003, were $471.5 million as compared to $306.1 million for fiscal 2002, an increase of 54%. Net income for fiscal 2003 was $49.5 million, or $3.70 per diluted share as compared to $3.0 million or $.23 per diluted share for fiscal 2002. Net income for fiscal 2002 includes pre-tax write-downs of $3.6 million of certain assets of Anatel Communications Corporation, a wholly owned subsidiary, and $5.3 million of certain assets related to the Company's semi-conductor test equipment related business.

The Company announced in April 2002 that it had entered into an agreement to supply up to 1,000 of its EXACT systems to L-3 Communications' Security and Detection System division ("L-3"). The EXACT is the core system of L-3's Examiner 3DX6000 certified Explosive Detection System that was purchased by the United States Transportation Security Administration ("TSA") and installed at major airports across the United States.

The Company recognized product revenue upon shipment of EXACT systems and spare parts to L-3, at which time all revenue recognition criteria have been met. During the first quarter of fiscal 2003, the Company received firm orders from L-3 for 245 additional systems. These orders brought the total number of systems that had been ordered by L-3 for delivery to the TSA to 425. The Company shipped all 425 EXACT systems by December 31, 2002; 54 systems in the fourth quarter of fiscal 2002 and 371 systems in the first and second quarters of fiscal year 2003. In addition, in December 2002, the Company received a purchase order from L-3 to deliver an additional 75 EXACT systems during the remainder of fiscal 2003 for foreign and other anticipated orders. The Company shipped all of these systems as of July 31, 2003.

The Company recorded cash received from L-3 of $50.6 million as provided by the agreement for the purchase of long-lead-time inventory components as advance payments within the liabilities section of the balance sheet. These payments were recognized as revenue when the systems for which the inventory components relate to have been shipped. As of July 31, 2003, the Company had no remaining balance recorded within advance payments related to long-lead purchases.

The agreement also provided for the Company to receive $22.0 million of ramp-up funds for the purpose of leasing and fitting up a facility and ensuring the availability of key critical raw material and inventory components from suppliers to meet the production and volume requirements of this contract. These costs incurred and assets purchased have been fully reimbursed by L-3. The Company has not recorded any revenues, costs or assets related to these ramp-up funds. All cash received for ramp-up activities is recorded within the advance payments account within the liability section of the balance sheet. These liabilities are reduced as the cash is spent on these activities. As of July 31, 2003, the Company had a balance of $3.7 million of unexpended ramp-up funds recorded within the advance payments.

In addition to the $22.0 million of ramp-up funds provided by L-3 on behalf of the TSA, the Company has spent approximately $5.7 million of its own funds for the purchase of manufacturing and office equipment, which was capitalized during fiscal year 2003.

Upon receipt of the ramp-up funding, the Company, to significantly increase its capacity to satisfy the needs of L-3 and the TSA, leased a 200,000 square foot building in Haverhill, Massachusetts. The new facility was designed and made ready for production in under four months and was largely paid for with the ramp-up funds. In late July 2002, production of these systems was transferred from the Company's Peabody facility to this new, state-of-the-art Computed Tomography (CT) facility in Haverhill. This facility was designed specifically for the manufacture, repair, and refurbishment of security imaging equipment.

In October 2002, Anrad Corporation, the Company's wholly owned subsidiary located in Saint-Laurent, Quebec, purchased the remaining 52% of the outstanding common stock of FTNI, Inc. ("FTNI") for $2.4 million in cash. With the purchase of the remaining shares of FTNI, Anrad has full ownership rights and access to FTNI's basic technology and intellectual property. Upon completion of this transaction, Anrad's total investment in FTNI amounted to approximately $2.7 million of which approximately $2.0 million was determined to be intellectual property and $.7 million represented the fair value of tangible net assets, primarily cash.

On November 6, 2002, the Company's newly formed subsidiary, Sound Technology, Inc. ("STI"), acquired certain assets and liabilities of the Sound Technology business unit, located in State College, PA, from Acuson Corporation, a wholly owned subsidiary of Siemens Corporation, for approximately $9.9 million in cash. STI produces linear and tightly curved array ultrasound transducers and probes for a broad range of clinical applications that are supplied to medical equipment companies worldwide. The net investment of $9.9 million consists of approximately $2.8 million of tangible net assets acquired and approximately $7.1 million of intellectual property and other intangible assets.

On November 6, 2002, the Company's subsidiary, Camtronics Medical Systems, Ltd., acquired all the shares of VMI Medical, Inc. ("VMI"), of Ottawa, Canada. VMI is a medical information software company specializing in clinical database, workflow automation and business improvement solutions for children's heart centers. VMI was acquired for approximately $2.0 million in cash, payable over a two year period, and future contingent consideration, which will be based upon the combined companies achieving certain performance criteria over specific time periods. The Company paid $2.0 million in cash related to the acquisition, assumed approximately $1.4 million in net liabilities and acquired intellectual property valued at $3.4 million.

On May 21, 2003, the Company acquired 1,251,313 shares of Series B Convertible Participating Preferred Stock for an equity interest of approximately 11% in PhotoDetection Systems, Inc. ("PDS") of Acton, Massachusetts. PDS, a privately held company, has developed proprietary detection systems for high-performance Position Emission Tomography ("PET"), a rapidly growing medical diagnostic imaging modality. PET scanning is a tool in the diagnosis and management of cancer, specifically for detecting early-stage tumors and determining tissue characteristics before and after treatment. In addition the Company also received a convertible promissory note in the principal amount of $1.4 million and an exclusive license of PDS technology for non-PET products. The convertible promissory note is convertible by the Company into 1,025,559 shares of Series B Convertible Participating Preferred Stock. If converted, the Company's equity interest would increase by 9%. Upon PDS achieving certain milestones, the exclusive license of PDS technology will revert back to PDS and the Company will receive a warrant for the purchase of 2,250,563 shares of Series B Convertible Participating Preferred Stock. The exercise of this warrant would increase the Company's equity interest by 20%. The Company, in connection with this transaction, expended a total of $6.0 million in cash. The Company's current equity interest, the potential conversion of the promissory note into Series B Convertible Participating Preferred Stock, and the potential reversion of its exclusive technology license to PDS for the warrant could potentially result in the Company having a 40% equity interest in PDS. Additionally, under certain circumstances in the future, the Company may at its discretion, or may be required to, purchase the remaining 60% equity at its then fair value. The Company has three of the seats on PDS' seven-person board of directors. The Company accounts for this investment under the equity method due to the Company's ability to exercise significant influence over operating and financial policies.

During the third quarter of fiscal 2003, the Company commenced the construction of a 100,000 square foot addition to its headquarters building in Peabody, Massachusetts. This two-story addition, which is expected to be completed during December, 2003, will enable the Company to further consolidate its existing Massachusetts operations and to expand production capacity for its medical and security imaging system business. The building including fit-up is estimated to cost approximately $12.5 million and will be financed by internally generated cash. As of July 31, 2003, approximately $3.2 million has been spent.

Mr. John W. Wood Jr. joined the Company as President in April 2003. In August 2003 Mr. Wood was appointed Chief Executive Officer succeeding Mr. Bernard M. Gordon.

Mr. Alex A. Van Adzin joined the Company as Vice President, General Counsel and Clerk in October 2003.

Analogic was incorporated in the Commonwealth of Massachusetts in November 1967.

(b) Financial Information About Industry Segment

The Company operates primarily within two segments within the electronics industry: Imaging Technology Products and Signal Processing Technology Products. Imaging Technology Products consist primarily of electronic systems and subsystems for medical imaging equipment and advanced explosive detection systems. Signal Processing Technology Products consist of Analog to Digital (A/D) converters and supporting modules, and high-speed digital signal processors.

(c) Narrative Description of Business

Analogic is a leading custom designer and manufacturer of advanced health and security systems and subsystems sold to Original Equipment Manufacturers (OEMs). The Company is recognized worldwide for advancing state-of-the-art technology in the areas of Computed Tomography (CT), Digital Radiography (DR), Ultrasound, Magnetic Resonance Imaging (MRI), Patient Monitoring, Cardiovascular Information Management, and Embedded Multiprocessing.

Analogic conceives, designs, manufactures, and sells standard and customized high-precision data acquisition, signal and imaging processing based medical imaging and industrial systems and subsystems. Analogic's principal customers are OEMs who incorporate Analogic's state-of-the art products into systems used in medical, industrial and scientific applications.

Analogic has been a leader in the application of precision analog-to-digital (A/D) and digital-to-analog (D/A) conversion technology, which involves the conversion of continuously varying (i.e. "analog") electrical signals, such as those representing temperature, pressure, voltage, weight, velocity, ultrasound and x-ray intensity, into and from the numeric (or "digital") form required by computers, medical imaging equipment and other data processing equipment and in subsystems and systems based on such technology.

In addition to their precision measurement capabilities, most of Analogic's products perform very high-speed complex calculations on the data being analyzed. Thus, Analogic's products are an integral part of the communications link between various analog sensors, detectors or transducers and the people or systems that interpret or utilize this information.

Analogic's products may be divided primarily into two segments as described below.

Imaging Technology Products, consisting primarily of electronic systems and subsystems for medical imaging equipment and advanced explosive detection systems, accounted for approximately 96% of product and engineering revenue in fiscal 2003.

Analogic's medical imaging data acquisition systems and related computing equipment are incorporated by North American, European and Asian manufacturers into advanced X-ray equipment known as Computed Tomography (CT) scanners. These scanners generate images of the internal anatomy, which are used primarily in diagnosing medical conditions. Analogic's data acquisition and signal processing systems have advanced CT scanner technology which substantially increases the resolution of the image, reduces the time necessary to acquire the image, and reduces the computing time required to produce the image. Analogic supplies to its medical imaging customers A/D and D/A conversion equipment and complete data acquisition systems. The Company also manufactures complete mobile and other CT scanners incorporating proprietary technology.

The Company manufactures electronics for a family of hard copy laser printers in single and multi-user configurations that address the diagnostic image market. These printers are used in hospitals world-wide to print diagnostic quality images on film from the electronic data collected by medical imaging equipment such as CT scanners and Magnetic Resonance Imaging (MRI) scanners. The Company also designs and manufactures for OEM customers advanced Radio Frequency (RF) amplifiers, gradient coil amplifiers and spectrometers for use in MRI equipment. These MRI scanners are used primarily to create diagnostic medical images.

The Company manufactures fetal monitoring products for conversion and display of biomedical signals. These monitors are designed for use in antepartum applications and have the capability to measure, compute, display and print fetal heart rates, maternal contraction frequency and relative intensity to determine both maternal and fetal well being.

The Company also manufactures a lightweight, portable, multi-functional, custom patient monitoring instruments that acquire, calculate and display combinations of the five most common vital sign parameters: Electrocardiogram (ECG), Respiration, Temperature, Non Invasive Blood Pressure (NIBP) and Pulse Oximetry (SpO2). These monitors are designed to be used in a variety of hospital settings such as emergency room, sub-acute units, general care and surgical centers where ease-of-use, portability, flexibility and costs are important considerations.

The Company also manufactures a broad line of medical connectivity products that allows medical equipment such as CT Scanners and MRI and ultrasound equipment to attach to local Digital Imaging and Communications for Medicine (DICOM), Picture Archive & Communications Systems (PACS) and wide area networks. The line includes Computed Radiography (CR) image processing and viewing workstations.

The Company, through an exclusive OEM relationship with a major international OEM, is designing, developing, and manufacturing Direct Digital Radiography (DDR) systems. DDR uses a solid-state, flat-panel detector technology, consisting of an amorphous selenium coating over a Thin Film Transistor (TFT) array, to convert X-Rays into electrical signals and create an image.

B-K Medical Systems A/S, a 100% owned subsidiary, designs and manufactures ultrasound systems and probes for end user markets in urology, surgery, and radiology. Their scanners generate real-time images of the internal anatomy that are used for medical diagnosis and interventional procedures. B-K also manufactures key subsystems on an OEM basis for ultrasound equipment manufacturers.

Camtronics, a 100% owned subsidiary, designs and manufactures multi-modality image and information management systems for cardiology. This system integrates all cardiac patient data into an enterprise-wide information system. The industry leader in cardiac workstation technology, Camtronics also designs and manufactures state-of-the-art digital imaging systems for cardiology and radiology.

Anrad, a 100% owned subsidiary, designs and manufactures a state-of-the-art direct conversion series of amorphous selenium based, X-ray, flat panel detectors for diagnostic and interventional applications in mammography and other digital radiology applications.

Sound Technology, Inc., a 100% owned subsidiary, produces linear and tightly curved array ultrasound transducers and probes for a broad range of clinical applications that are supplied to medical equipment companies. These products are supplied to a global customer base of ultrasound systems manufacturers on an original equipment manufacturing basis.

Analogic designs and manufactures the Explosive Assessment Computed Tomography ("EXACT") scanner. The EXACT is the world's first dual-energy, helical-cone-beam, 24-slice CT scanner. It is the only security detection system in the world capable of generating data for full three-dimensional (3D) images of every object contained within a piece of luggage. The EXACT is the core system of L-3's examiner 3DX6000, the first second-generation Explosive Detection System (EDS) certified by the Federal Aviation Administration (FAA). The examiner is being purchased by the government for installation at major U.S. airports to scan checked luggage.

Analogic has designed and developed low cost "ARGUS" explosive detection systems to meet the needs of smaller regional airports.

Analogic designs and manufactures a key digital front-end component, the Data Acquisition System (DAS), for two EDS systems manufactured by the only other supplier of FAA certified Explosive Detection Systems.

Analogic is also designing a high-speed, low-cost carry-on baggage CT scanning system to detect explosives, drugs and other contraband, and EDS systems for building entrances, cruise ships, postal activity and freight.

Signal Processing Technology Products, consisting of A/D converters and supporting modules, high-speed digital signal processors such as Array Processors, and image processing equipment, accounted for approximately 4% of fiscal 2003 product and engineering revenue.

A/D converters convert continuously varying "analog" signals into the numerical "digital" form required by microprocessors and other data processing equipment. Analogic manufactures a wide variety of high-speed 14 and 16 bit low noise converters.

Analogic specializes in the manufacture of high-precision and high performance, rather than lower-cost, low-precision and minimal performance, data conversion products. Typical applications of these devices include the conversion of industrial and biomedical signals into computer language.

The Company manufactures a line of Compact Peripheral Computer Interface (CPCI) boards. These products are fully compatible with the CPCI form factor and bus structure and take advantage of software written for the PCIbus. The boards, which are designed for OEM embedded applications requiring precision measurements and high sampling rates, perform acquisition, conditioning, multiplexing, as well as signal processing functions, and are supported by Microsoft Windows NT® software.

SKY Computers, a 100% owned subsidiary, designs and manufactures high performance multicomputing platforms used in advanced medical, military, and industrial imaging applications. The Company's SKYpack™ multiprocessors provide the image processing power for Analogic's advanced CT scanners.

Hotel Operation

The Company owns a hotel, which is located adjacent to the Company's principal executive offices and manufacturing facility in Peabody, Massachusetts. The hotel is strategically situated in an industrial park, is in close proximity to the historic and tourist area of Boston's North Shore and is approximately 18 miles from Boston. The hotel has 256 rooms, a ballroom and several other function rooms and appropriate recreational facilities. The hotel is managed for the Company under a contract with Marriott Corporation.

Marketing and Distribution

The Company sells its products domestically and abroad directly through the efforts of its officers and employees and on occasion through a network of independent sales representatives and distributors located in principal cities around the world. In addition, Analogic subsidiaries in England, Denmark and Canada act as distributors. Domestically, Analogic has several regional sales offices staffed by salespeople who sell the Company's products in the surrounding areas and supervise independent sales representatives and distributors in their regions. The majority of distributors order from the Company as they receive orders from their customers and do not stock inventory for resale. Sales made to distributors are based on fixed discounts applied to established list prices under normal payment terms. Returns are allowed for defective products under authorized warranty repair. Some of Analogic's distributors also represent manufacturers of competing products.

Sources of Raw Materials and Components

In general, Analogic's products are composed of Company-designed proprietary integrated circuits, printed circuit boards, and precision resistor networks manufactured by Analogic and others in accordance with Analogic's specifications, as well as standard electronic integrated circuits, transistors, displays and other components. Most items procured are believed to be available from more than one source. However, it may be necessary, if a given component ceases to be available, for Analogic to modify its product design to adapt to a substitute component or to purchase new tooling to enable a new supplier to manufacture the component which would result in additional expense and/or delays in product sales. Also, from time to time the availability of certain electronic components has been disrupted. Accordingly, Analogic carries a substantial inventory of raw materials and components in an effort to assure its ability to make timely delivery to its customers.

Patents and Licenses

The Company holds approximately 127 patents of varying duration issued in the United States, which cover technology developed by it. In many instances, the Company holds corresponding foreign patents. The Company regularly files domestic patent applications and, where appropriate, foreign patent applications as well as continuations to cover both new and improved methods, apparatus, processes, designs and products. At present, approximately 232 U.S. and foreign patents applications are in process.

The Company also relies on a combination of trade secret, copyright and trademark laws, as well as contractual agreements to safeguard its proprietary rights in technology and products. In seeking to limit access to sensitive information to the greatest practical extent, the Company routinely enters into confidentiality and assignment of invention agreements with each of its employees and nondisclosure agreements with its key customers and vendors.

Management believes that any legal protection afforded by patent, copyright, and trade secret laws are of secondary importance as a factor in the Company's ability to compete. Future prospects are more a function of the continuing level of excellence and creativity of engineers in developing products which satisfy customer needs, and the innovative skills, competence and marketing and managerial skills of its personnel in selling those products. Moreover, the Company believes that market positioning and rapid market entry are equally important to the success of its products. Management is of the opinion that the loss of patent protection would not have a material effect on the Company's competitive position.

Seasonal Aspect of Business

There is no material seasonal element to the Company's business, although plant closings in the summer, particularly in Europe, tend to decrease the activity of certain buying sources during the first quarter of the Company's fiscal year.

Working Capital Matters

The Company does not carry a substantial inventory of finished goods but does carry a substantial inventory of raw material components and work-in-process to enable it to meet its customers' delivery requirements. (See Note 5 of Notes to Consolidated Financial Statements.)

Material Customers

The Company's three largest customers in fiscal 2003, each of which is a significant and valued customer, were L-3 Communications, General Electric and Toshiba, which accounted for approximately 43.2%, 9.0%, and 6.6%, respectively, of product and engineering revenue. Loss of any one of these customers would have a material adverse effect upon the Company's business.

Backlog

The backlog of firm orders at July 31, 2003 was approximately $104.5 million compared with approximately $120.6 million at July 31, 2002. The reduction is principally due to a decline in orders for the Company's EXACT Systems partially offset by an increase in deferred revenue of $7.0 million by Camtronics Medical Systems Ltd. The backlog amounts for fiscal years 2003 and 2002 include deferred revenue of $22.9 million and $15.9 million, respectively, by Camtronics Medical Systems Ltd. Many of the orders in the Company's backlog permit cancellation by the customer under certain circumstances. To date, Analogic has not experienced material cancellation of orders. The Company reasonably expects to ship substantially all of its July 31, 2003 backlog during fiscal 2004.

Government Contracts

The amount of the Company's business that may be subject to renegotiation of profits at the election of the Government is insignificant.

Competition

Analogic is subject to competition based upon product design, performance, pricing, quality and service. Analogic believes that its innovative engineering and product reliability have been important factors in its growth. While the Company tries to maintain competitive pricing on those products which are directly comparable to products manufactured by others, in many instances, Analogic's products will conform to more exacting specifications and carry a higher price than analogous products manufactured by others.

Analogic's medical X-ray imaging systems are highly specialized. The Company considers its selection by its OEM customers for design and manufacture of these products and its other medical products to be much less a function of other competitors in the field than it is of the "make-or-buy" decision of its individual OEM customers. Many OEM customers and potential OEM customers of the Company have the capacity to design and manufacture these products for themselves. In the Company's area of expertise, the continued signing of new contracts indicates continued strength in the Company's relationship with its major customers, although some of these customers continue to commit to shorter-term contracts.

Analogic's competitors include divisions of some larger, more diversified organizations, as well as several specialized companies. Some of them have greater resources and larger staffs than Analogic. The Company believes that it is a leading manufacturer of CT scanner and MRI electronic sub-systems in the medical industry.

Research and Product Development

Research and product development ("R&D") is a significant factor in Analogic's business. The Company maintains a constant and comprehensive R&D program directed toward the creation of new products as well as toward the improvement and refinement of its present products and the expansion of their uses and applications.

Company funds expended for R&D amounted to $55.1 million in fiscal 2003, $39.1 million in fiscal 2002, and $39.6 million in fiscal 2001. Analogic intends to continue its emphasis on new product development. As of July 31, 2003, Analogic had approximately 540 employees, including electronic development engineers, software engineers, physicists, mathematicians, and technicians, engaged in research and product development activities. These individuals, in conjunction with the Company's salespeople, also devote a portion of their time assisting customers in utilizing the Company's products, developing new uses for these products, and anticipating customer requirements for new products.

The Company capitalized $3.5 million and $2.4 million in fiscal 2003 and 2002, respectively, of computer software testing and coding costs incurred after technological feasibility was established. These costs are amortized on a straight-line method over the estimated economic life of the related products, generally three years, and are included in product cost of sales.

Environment

Our manufacturing facilities are subject to numerous environmental laws and regulations, particularly with respect to industrial waste and emissions. Compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings or competitive position.

Employees

As of July 31, 2003, the Company had approximately 1,800 employees.

Financial Information about Segments, Foreign and Domestic Operations and Export Revenue

The Company's operations are primarily within two segments within the electronics industry: Imaging Technology Products (consisting of medical and security imaging products) and Signal Processing Technology Products. Imaging Technology Products consist primarily of electronic systems and subsystems for medical imaging equipment and advanced explosive detection systems. Signal Processing Technology Products consist of Analog to Digital (A/D) converters and supporting modules, and high-speed digital signal processors. See Note 17 of Notes to Consolidated Financial Statements for more information regarding the Company's segments.

Domestic and foreign revenues were $429.7 million and $41.9 million respectively for fiscal 2003 compared to $271.4 million and $34.7 million in fiscal 2002 and $322.1 million and $30.0 million in fiscal 2001.

Export revenue, from sales of products and engineering services from the United States to companies in Europe and Asia, amounted to approximately $91.9 million (20%) of product and engineering revenue) in fiscal 2003 as compared to approximately $99.4 million (33%) in fiscal 2002, and approximately $110.6 million (32%) in fiscal 2001. Management believes that the Company's export revenue is at least as profitable as its domestic revenue. The Company's export revenue is denominated in U.S. dollars.

Management does not believe the Company's foreign and export revenue is subject to significantly greater risks than its domestic revenue.

Available Information

The Company's internet website address is *http://www.analogic.com*. The Company's annual reports in Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on the Company's internet website as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the United States Securities and Exchange Commission (the "SEC").

Item 2. Properties

Analogic's principal executive offices and major manufacturing facility are located in Peabody, Massachusetts on land owned by the Company. This facility consists of approximately 404,000 square feet of manufacturing, engineering, and office space. The Company owns approximately 65 acres of land at this location, which can accommodate future expansion as required. The Company uses approximately 7 ½ acres of this land for the Peabody Marriott Hotel, which is owned by a wholly owned subsidiary of the Company and managed by the Marriott Corporation.

During the third quarter of fiscal 2003, the Company commenced the construction of a 100,000 square foot addition to its headquarters building in Peabody, Massachusetts. This two-story addition, which is expected to be completed during December, 2003, will enable the Company to further consolidate its existing Massachusetts operations and to expand production capacity for its medical and security imaging system business. The building including fit-up is estimated to cost approximately $12.5 million and will be financed by internally generated cash. As of July 31, 2003, approximately $3.2 million has been spent.

In July 2003 the Company sold a building located in Peabody, Massachusetts for approximately $3.2 million to 6 Centennial LLC, a Massachusetts limited liability company wholly-owned by the Bernard Gordon Charitable Remainder Unitrust of which the trustees are Bernard M. Gordon, the Company's Chairman of the Board, and Julian Soshnick, the Company's Vice President. An independent appraisal obtained by the Company prior to the sale established the fair market value of the property at $3.2 million. The Company paid no broker's fee in connection with the sale. The Company realized a gain of $1.6 million on the sale of this property.

The Company and its subsidiaries own and lease various other office, manufacturing, engineering and sales facilities in both the United States and abroad. The Company believes that its existing facilities are generally adequate to meet its current needs, and that suitable additional or substitute space will be available on commercially reasonable terms when needed.

See Item 13 of this Report and Note 11 of Notes to Consolidated Financial Statements for further information concerning certain leases.

Item 3. Legal Proceedings

There are no legal proceedings pending against the Company or its subsidiaries or of which any of their property is the subject of the nature required to be described in this Item.

Item 4. Submission of Matters to a Vote of Security Holders

None

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock trades on the NASDAQ National Market under the symbol: ALOG. The following table sets forth the range of high and low sales prices for the Common Stock, as reported by the NASDAQ National Market during the quarterly periods indicated in the table below:

Fiscal Year	High	Low
2003		
First Quarter	$45.84	$38.70
Second Quarter	53.59	39.88
Third Quarter	54.40	40.00
Fourth Quarter	55.82	45.11
2002		
First Quarter	$44.61	$33.50
Second Quarter	44.25	33.40
Third Quarter	56.50	36.73
Fourth Quarter	51.50	37.02

As of August 31, 2003, there were approximately 943 holders of record of the Common Stock.

Dividends of $.08 per share were declared for each of the quarters of fiscal 2003. Dividends of $.07 per share were declared for each of the first three quarters and $.08 per share for the fourth quarter of fiscal 2002. The policy of the Company is to retain sufficient earnings to provide funds for the operation and expansion of its business.

Item 6. Selected Financial Data

	Year Ended July 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Total net revenue	$471,522	$306,126	$352,139	$291,581	$272,960
Total cost of sales(A)	275,840	206,973	234,269	184,569	164,807
Gross margin	195,682	99,153	117,870	107,012	108,153
Income (loss) from operations	69,742	(1,705)	12,873	16,797	23,567
Net income	49,495	3,006	13,588	14,066	19,185
Net income per common share:					
Basic	$ 3.74	$ 0.23	$ 1.05	$ 1.10	$ 1.51
Diluted	3.70	0.23	1.04	1.09	1.50
Cash dividends declared per common share	$ 0.32	$ 0.29	$ 0.28	$ 0.28	$ 0.27
Weighted-average shares:					
Basic	13,251	13,129	12,950	12,817	12,683
Diluted	13,394	13,194	13,055	12,883	12,791
Cash, cash equivalents, and marketable securities	$177,961	$181,789	$122,912	$116,374	$124,202
Working capital	246,527	214,225	225,619	212,977	205,872
Total assets	456,375	437,590	359,159	333,201	312,699
Long-term liabilities	11,082	19,721	16,526	8,158	7,663
Stockholders' equity	356,513	302,351	298,494	277,761	265,635

(A) The Company recorded asset impairment losses on a pre-tax basis of $8,883 in the first quarter of fiscal 2002 related to Anatel, the Company's telecommunications subsidiary, and certain old and unprofitable product lines within its semi-conductor test equipment business. The Company recorded asset impairment losses on a pre-tax basis of $3,200 in the fourth quarter of fiscal 2001 related to Anatel. These charges have been recorded in the cost of sales section of the Company's Consolidated Statements of Income for fiscal years 2002 and 2001.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an analysis of Company's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The discussion below contains forward-looking statements within the meaning of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, the Company makes in this document or in any document incorporated by reference are forward-looking. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to differ from the projected results. See "Business Environment and Risk Factors" below.

Critical Accounting Policies, Judgments, and Estimates

The U.S. Securities and Exchange Commission ("SEC") has issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies" ("FRR 60"), suggesting companies provide additional disclosure and commentary on their most critical accounting policies. In FRR 60, the SEC defined the most critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and operating results, and require management to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. These judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our critical accounting policies include:

Revenue Recognition

The Company recognizes the majority of its revenue in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). Revenue related to product sales is recognized upon shipment provided that title and risk of loss has passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated. For product sales with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance provided all other revenue recognition criteria have been met. Hardware maintenance revenues are recognized ratably over the life of the contracts. For business units that sell software licenses, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants ("AICPA")'s Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. License revenue is recognized upon delivery, provided that persuasive evidence of an arrangement exists, no significant obligations with regards to installation or implementation remain, fees are fixed or determinable, collectibility is reasonably assured and customer acceptance, when applicable, is obtained. Software maintenance revenues are recognized ratably over the life of the contracts. Service revenues are recognized at the time the services are rendered. The Company provides engineering services to some of its customers on a contractual basis and recognizes revenue using the percentage of completion method. The Company estimates the percentage of completion on contracts with fixed fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized upon completion of the contract. When total cost estimates exceed revenues, the Company accrues for the estimated losses immediately. Revenue related to the hotel operations is recognized as services are performed.

Camtronics' revenues are derived primarily from the sale of Digital Cardiac Information Systems. System sales revenues consist of the following components: computer software licenses, computer hardware, installation support, and sublicensed software. In addition, Camtronics generates revenues related to system sales for software support, hardware maintenance, training, consulting and other professional services.

Camtronics recognizes revenue in accordance with the provisions of SOP 97-2. SOP 97-2 requires revenue earned on software arrangements involving multiple-elements to be allocated to each element based on the fair values of those elements or by use of the residual method. Under the residual method, revenue is recognized in a multiple-element arrangement when company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, which is determined by the price charged when that element is sold separately (i.e. professional services, software support, hardware maintenance, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. software solutions). Specifically, Camtronics determines the fair value of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to clients, professional services portion of the arrangement, other than installation services, based on hourly rates which Camtronics charges for these services when sold apart from a software license, and the hardware and sublicensed software based on the prices for these elements when they are sold separately from the software. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence of fair value for the remaining undelivered element is established.

Inherent in the revenue recognition process are significant management estimates and judgments, which influence the timing and the amount of revenue recognition. Camtronics provides several models for the procurement of its digital cardiac information systems. The predominant model includes a perpetual software license agreement, project-related installation services, professional consulting services, computer hardware and sub-licensed software and software support.

Camtronics provides installation services, which include project-scoping services, conducting pre-installation audits detailed installation plans, actual installation of hardware components, and testing of all hardware and software installed at the customer site. Because installation services are deemed to be essential to the functionality of the software, software license and installation services fees are recognized upon completion of installation.

Camtronics also provides professional consulting services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include additional database consulting, system configuration, project management, interfacing to existing systems, and network consulting. Professional consulting services generally are not deemed to be essential to the functionality of the software, and thus, do not impact the timing of the software license revenue recognition. Professional consulting service revenue is recognized as the services are performed.

Hardware and software maintenance fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted maintenance term.

Deferred revenue is comprised of 1) license fee, maintenance and other service revenues for which payment has been received and for which services have not yet been performed and 2) revenues related to delivered components of a multiple-element arrangement for which fair value has not been determined for components not yet delivered or accepted by the customer. Deferred costs represent costs and related to these revenues; for example, costs of goods sold and services provided and sales commission expenses.

Inventories

The Company values inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Management assesses the recoverability of inventory based on types and levels of inventory held, forecasted demand and changes in technology. These assessments require management judgments and estimates, and valuation adjustments for excess and obsolete inventory may be recorded based on these assessments. A reserve of $10,438 and $17,182 was recorded as of July 31, 2003 and 2002, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. The Company places its cash investments and marketable securities in high credit quality financial instruments and, by policy, limits the amount of credit exposure to any one financial institution. The Company grants credit to domestic and foreign original equipment manufacturers, distributors and end users, and performs ongoing credit evaluations on its customer's financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collections issues that have been identified. While such credit losses have historically been within expectations and provisions established, there is no guarantee that the Company will continue to experience the same credit loss rates as in the past. Since the accounts receivable are concentrated in a relatively few number of customers, a significant change in liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of accounts receivables and future operating results.

Warranty Reserve

The Company provides for the estimated cost of product warranties at the time products are shipped. Although the Company engages in extensive product quality programs and processes, its warranty obligation is affected by product failure rates and service delivery costs incurred in correcting a product failure. Should actual product failure rates or service costs differ from the Company's estimates, which are based on specific warranty claims, historical data and engineering estimates, where applicable, revisions to the estimated warranty liability would be required. Such revisions could adversely affect the Company's operating results.

Investments in and Advances to Affiliated Companies

The Company has several investments in affiliated companies related to areas of the Company's strategic focus. The Company accounts for these investments using the equity method of accounting. In assessing the recoverability of these investments, the Company must make certain assumptions and judgments based on changes in the Company's overall business strategy, the financial condition of the affiliated companies, market conditions and the industry and economic environment in which the entity operates. Adverse changes in market conditions or poor operating results of affiliated companies could result in losses or an inability to recover the carrying value of the investments, thereby requiring an impairment charge in the future.

Goodwill, Intangible Assets, and Other Long-Lived Assets

Intangible assets consist of goodwill, intellectual property, licenses, and capitalized software. Other long-lived assets consist primarily of property, plant, and equipment. Intangible assets and property, plant, and equipment, excluding goodwill, are amortized using the straight-line method over their estimated useful life. The carrying value of goodwill and other intangible assets is reviewed on a quarterly basis for the existence of facts and circumstances both internally and externally that may suggest impairment. Factors which the Company considers important and that could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results and significant negative industry or economic trends. The Company determines whether an impairment has occurred based on gross expected future cash flows, and measures the amount of the impairment based on the related future discounted cash flows. The cash flow estimates used to determine impairment, if any, contain management's best estimates, using appropriate and customary assumptions and projections at the time. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company has ceased amortizing goodwill as of August 1, 2002 and will annually review the goodwill for potential impairment, as well as on an event-driven basis, using a fair value approach.

Income Taxes

As part of the process of preparing the Company's financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent that recovery is not more likely than not, a valuation allowance must be established. To the extent a valuation allowance is established, the Company must include an expense within the tax provision in the statement of operations. In the event that actual results differ from these estimates, the provision for income taxes could be materially impacted.

Results of Operations

Fiscal 2003 Compared to Fiscal 2002

Product revenue for fiscal 2003 was $442.3 million as compared with $270.1 million in fiscal 2002, an increase of $172.2 or 64%. The increase was primarily due to an increase of $182.7 million in sales of Imaging Technology Products, offset by a reduction in sales of Signal Processing Technology Products in the amount of $10.5 million due primarily to lower demand for embedded multiprocessing equipment. Of the increased sales amount, $170.6 million represents increased sales of EXACT systems and spare parts, $15.6 million represents sales by the newly acquired subsidiary Sound Technology Inc. ("STI"), $20.0 million represents sales due to increased demand for the Company's Data Acquisition Systems and $12.9 million represents sales from increased demand for the Company's cardiovascular and ultrasound imaging systems. These medical and security imaging revenues were partially offset by a decrease of $34.0 million primarily due to a reduction in sales of mid-range Computed Tomography ("CT") medical systems previously supplied to Philips.

Engineering revenue for fiscal 2003 was $20.9 million compared to $26.5 million in fiscal 2002, a decrease of 21%. The decrease in engineering revenue was primarily due to a decrease in customer funded projects for developing medical and security imaging equipment.

Other revenue of $8.4 million and $9.6 million for fiscal 2003 and 2002, respectively represent revenue from the Company's hotel operation. The decrease in revenues is mostly the result of lower occupancy.

Cost of product sales was $256.2 million in fiscal 2003 compared to $169.7 in fiscal 2002. Cost of product sales as a percentage of revenue was 58% in fiscal 2003, compared to 63% in fiscal 2002. The decrease in cost of product sales percentage over prior year was primarily attributable to the increase sales of security imaging technology products, which have lower cost of sales then most of the Company's other products.

Cost of engineering sales was $14.9 million in fiscal 2003 compared with $23.2 million in fiscal 2002. The total cost of engineering sales as a percentage of engineering revenue decreased to 71% in fiscal 2003 from 88% in fiscal 2002. This percentage decrease was primarily attributable to license revenue recognized in fiscal 2003 for which there was no associated cost.

Other costs of sales were $4.7 million and $5.2 million from the Company's hotel operation for fiscal 2003 and 2002, respectively.

Research and product development expenses were $55.1 million in fiscal 2003, or 12% of total revenue, compared to $39.1 million in fiscal 2002, or 13% of total revenue. The increase in research and product development expenses of $16.0 million was due to the Company continuing to focus substantial resources in developing new generations of medial imaging equipment, including innovative CT systems for niche markets, advanced digital x-ray systems and subsystems for general radiography and mammography, and an extended family of multislice CT Data Acquisition Systems for both medical and security markets. In addition, the Company is developing security-imaging systems for a variety of applications. The Company is in the initial stages of testing prototypes of automated, CT-based portal screening systems that can scan carry-on baggage at airports, "carry-in" baggage at public buildings, and parcels for corporations and delivery services. In addition, the Company continues to increase its investment in a number of other development projects to meet diverse, evolving security needs in the United States and abroad.

Selling and marketing expenses were $34.9 million in fiscal 2003, or 7% of total revenue, as compared to $32.5 million in fiscal 2002, or 11% of total revenue. The increase in selling and marketing expenses of $2.4 million was mainly attributable to exchange rate differential for our B-K Medical subsidiary in Denmark.

General and administration expenses were $36.0 million in fiscal 2003, or 8% of total revenue, compared to $29.3 million in fiscal 2002 or 10% of total revenue. The increase of $6.7 million was primarily attributable to increased salaries and related payroll expenses of approximately $1.3 million, amortization of approximately $2.1 million related to acquired intangible assets, and approximately $1.3 million related to incremental costs due the acquisition of Sound Technology Inc. and VMI Medical, Inc. Also, included in general and administrative expenses was a provision for bad debt of approximately $2.4 million, of which $1.6 million was related to Shenzen Anke High-Tech Co. Ltd. ("SAHCO"), and approximately $0.7 million in connection with an unsecured note from an unrelated party, which the Company deemed uncollectible.

Computer software costs of $3.5 million and $2.4 million were capitalized in fiscal 2003 and 2002 respectively. Amortization of capitalized software costs amounted to $1.8 million in both fiscal years 2003 and 2002, and is included in the product cost of sales.

Interest income for fiscal 2003 was $5.0 million compared to $4.4 million for fiscal 2002. The increase of $0.6 million was primarily the result of higher invested cash balances partially offset by lower affective interest rate on short term investments.

The Company recorded a loss of $2.5 million related to equity in unconsolidated affiliates in fiscal 2003 compared to a gain of $0.6 million for fiscal 2002. The equity loss in fiscal 2003 consists primarily of losses of $1.1 million and $1.5 million reflecting the Company's share of losses in SAHCO and Cedara Software Corporation, respectively. The equity gain in fiscal 2002 consists primarily of gains of $1.4 million and $0.6 million reflecting the Company's share of gains in Enhanced CT Technology LLC and Cedara Software Corporation, respectively, partially offset by an equity loss of $1.3 million reflecting the Company's share of losses in SAHCO.

Other income was $5.8 million in fiscal 2003, compared with $0.8 in fiscal 2002. Other income in fiscal 2003 includes $3.9 million of currency exchange gain resulting from the weakening U.S. dollars, primarily due to $1.8 million gain on U.S. dollar loans to the Company's Danish subsidiary, and a $2.1 million gain on U.S. dollar loans to the Company's Canadian subsidiary, and $1.6 million gain from the sale of a building the Company owned in Peabody, Massachusetts to a related party.

The effective tax rate for fiscal 2003 was 36.3% compared to 20.5% in fiscal 2002. The increase was due primarily to the lower impact related to the benefit realized from tax exempt interest and extraterritorial income benefit on a higher pretax income when compared to 2002.

Net income for fiscal 2003 was $49.5 million compared to $3.0 million in fiscal 2002. Basic earnings per share were $3.74 compared to $0.23 in fiscal 2002. Diluted earnings per share were $3.70 in fiscal 2003 compared to $0.23 in fiscal 2002. The increase in net income over the prior year's period was primarily the result of increased revenue and profit derived from the sale of EXACT systems. The prior year's income included a pre-tax asset impairment charge of $8.9 million related to the writedown of certain assets of the Company's telecommunications subsidiary Anatel and the Company's Test and Measurement Division.

Fiscal 2002 Compared to Fiscal 2001

Product revenue for fiscal 2002 was $270.1 million as compared with $311.7 million in fiscal 2001, a decrease of $41.6 million or 13%. The decrease was primarily due to a reduction in the sale of Medical Instrumentation Technology Products of $31.0 million, or 13%, attributed to lower demand for the Company's cardiovascular, patient monitoring systems and medical imaging equipment; and a decrease in the sale for its Signal Processing Technology Products of $40.7 million, or 60%, due primarily to the decline in the demand for its semi-conductor Automatic Test Equipment (ATE) boards. These reductions in product revenue were offset by an increase in sales of Security Imaging Technology Products of $30.0 million, from $1.5 million sales in the prior year, due to shipments of the Company's EXACT systems, spare parts and components.

Engineering revenue for fiscal 2002 was $26.5 million compared to $27.7 million in fiscal 2001, a decrease of 4%. The change was primarily due to a decrease in the demand for these services.

Other revenues of $9.6 million and $12.8 million for fiscal 2002 and 2001, respectively, represent revenue from the Company's Hotel operation. The decrease in revenues is mostly attributable to the current economic decline in the travel and lodging industries.

Product cost of sales was $169.7 million in fiscal 2002 compared to $201.5 million in fiscal 2001. Product cost of sales as a percentage of product revenue was 63% in fiscal 2002, compared to 65% in fiscal 2001. The percentage decrease of product cost of sales was primarily due to product mix.

Engineering cost of sales was $23.2 million in fiscal 2002 and fiscal 2001. Engineering cost of sales as a percentage of engineering revenue increased to 88% in fiscal 2002 from 84% in fiscal 2001. This percentage increase was primarily attributable to the unanticipated costs associated with the development of health and security imaging systems on contracted projects.

Other costs of sales were $5.2 million and $6.4 million from the Company's Hotel operation for fiscal 2002 and 2001, respectively.

During fiscal year 2002, the Company recorded asset impairment charges totaling $8.9 million on a pre-tax basis. As a result of the continued decline in the economic and business conditions in the telecommunications industry, Analogic decided to terminate activities related to Anatel, the Company's wholly owned telecommunications subsidiary. The Company recorded a pre-tax charge of $1.9 million related to the impairment of purchased intangibles and other long-lived assets. The impairment charge is equal to the amount by which the assets' carrying value exceeded the present value of their estimated discounted cash flows. Additionally, a pre-tax charge of $0.6 million related to obsolete inventory, as well as a pre-tax charge of $1.1 million related to capitalized software, has been recorded as those assets have been deemed to be unrecoverable. During fiscal 2001, the Company made the decision to reorganize Anatel and focus on a limited number of products. In connection with this decision, the Company recognized asset impairment charges of $3.2 million in fiscal 2001 attributable to certain assets of Anatel. The Company also decided to discontinue the sales of certain of its older and unprofitable product lines within its semi-conductor test equipment business in order to focus its resources on potential growth areas within this business. As a result, the Company recorded a pre-tax charge of $0.9 million in fiscal 2002 related to the impairment of purchased intangibles and other long-lived assets. The impairment charge is equal to the amount by which the assets' carrying value exceeded the present value of their estimated discounted cash flows. Additionally, a pre-tax charge of $3.6 million related to excess and obsolete test equipment inventory, as well as a pre-tax charge of $0.8 million related to capitalized software, were recorded in fiscal 2002 as those assets were deemed to be unrecoverable. The Company also incurred immaterial costs related to involuntary terminations and other related activities. The entire amount of each charge has been recorded within the cost of sales section of the Company's Consolidated Statements of Income. The inventory reserve established in fiscal year 2002 and in fiscal year 2001, as part of the activities noted above, totaled $5.7 million. A total of $1.3 million of this inventory was scrapped and charged to the reserve during fiscal 2002.

Research and development expenses were $39.1 million in fiscal 2002, or 13% of total revenue, compared to $39.6 million or 11% of total revenue in fiscal 2001. Research and development expenses remained unchanged in fiscal 2002 even though revenue decreased for the period, as the Company continues the development of health and security imaging systems.

Selling and marketing expenses were $32.5 million in fiscal 2002, compared to $32.6 in fiscal 2001. Although selling and marketing expenses remained unchanged while revenue declined, the Company continues to expand its activities in the end user market primarily through the Company's subsidiaries Camtronics and B-K Medical. The percentage of selling and marketing expenses to total revenue increased to 11% in fiscal 2002 from 9% in fiscal 2001, due to lower revenue for the period.

General and administrative expenses were $29.3 million in fiscal 2002, compared to $32.8 million in fiscal 2001. The decrease of $3.5 million was primarily due to the Company's cost reduction and containment initiatives, including reductions in staff and discretionary expenditures. As a percentage of total revenues, general and administrative expenses were 10% in fiscal 2002 and 9% in fiscal 2001.

Computer software costs of $2.4 million and $3.6 million were capitalized in fiscal 2002 and 2001, respectively. Amortization of capitalized software costs amounted to $1.8 million and $1.6 million in fiscal 2002 and 2001, respectively, and is included in the product cost of sales.

Interest income for fiscal 2002 was $4.4 million compared to $5.6 million for fiscal 2001. The decrease of $1.2 million was primarily the result of lower interest rates on short-term investments.

The Company recorded income related to equity in unconsolidated affiliates of $0.6 million in fiscal 2002 compared to income of $1.9 million in fiscal 2001. The decrease of $1.3 million was due to a loss recognized from its investment in Shenzen Anke High-Tech Co., Ltd in fiscal 2002.

The effective tax rate for fiscal 2002 was 21% compared to 29% in fiscal 2001. The decrease was due primarily to the higher percentage impact related to the benefit realized from tax exempt interest on a lower dollar base of pretax income, when compared to 2001.

Net income for fiscal 2002 was $3.0 million compared to $13.6 million in fiscal 2001. Net income for fiscal 2002 included an asset impairment pre-tax charge of $8.9 million related to the writedown of certain assets of the Company's telecommunications subsidiary Anatel and the Company's Test and Measurement Division. Net income in fiscal 2001 included an asset impairment pre-tax charge of $3.2 million related to Anatel. Basic earnings per share were $0.23 in fiscal 2002 compared to $1.05 for fiscal 2001. Diluted earnings per share were $0.23 in fiscal 2002 compared to $1.04 for fiscal 2001.

Liquidity and Capital Resources

Cash and cash equivalents and marketable securities totaled $178.0 million and $181.8 million at July 31, 2003 and 2002, respectively. Working capital was $246.5 million and $214.2 million at July 31, 2003 and 2002, respectively. The Company was able to maintain cash and cash equivalents and marketable securities of $178.0 million at July 31, 2003 due primarily to positive cash flow resulting from fiscal year 2003 net income of $49.5 million and depreciation expense of $20.2 million offset by reductions in cash flow from business acquisitions of $12.8 million, additions to property, plant and equipment of $16.4 million, and net operating assets and liabilities of $39.5 million. The Company's balance sheet reflects a current ratio of 3.8 to 1 at July 31, 2003 compared to 2.9 to 1 at July 31, 2002. Liquidity is sustained principally through funds provided from operations, with short-term time deposits and marketable securities available to provide additional sources of cash.

The Company faces exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results. The Company's primary exposure has been related to local currency revenue and operating expenses in Canada and Europe.

The carrying amounts reflected in the consolidated balance sheets of cash and cash equivalents, trade receivables, and trade payables approximate fair value at July 31, 2003 due to the short maturities of these instruments.

The Company maintains a bond investment portfolio of various issuers, types, and maturities. This portfolio is classified on the balance sheet as either cash and cash equivalents or marketable securities, depending on the lengths of time to maturity from original purchase. Cash equivalents include all highly liquid investments with maturities of three months or less from the time of purchase. Investments having maturities from the time of purchase in excess of three months are stated at amortized cost, which approximates fair value, and are classified as available for sale. A rise in interest rates could have an adverse impact on the fair value of the Company's investment portfolio. The Company does not currently hedge these interest rate exposures.

Cash flow provided from operations was $35.4 million in fiscal 2003, $94.8 million in fiscal 2002 and $27.5 million in fiscal 2001. The decrease in cash flows from operations in fiscal 2003 over fiscal 2002 of $59.4 million, was primarily the result of a decrease in advance payments and deferred revenues consisting primarily of a $50.6 million advance received for the purchase of certain long-lead-time components in the prior fiscal year related to the Company's EXACT contract, a decrease in accounts receivable of $9.2 million due to increased collections efforts partially offset by an increase in net income for the year. The increase in cash flow from operations in fiscal 2002 over 2001 was primarily the result of an increase in advance payments and deferred revenues consisting primarily of $50.6 million in advance receivables for the purchase of certain long-lead-time components and $7.9 million of ramp-up monies related to the Company's EXACT contract.

Net cash used in investing activities was $18.1 million in fiscal 2003, compared to $15.0 million in fiscal 2002 and $8.0 million in fiscal 2001. The cash used in fiscal 2003 was primarily due to investments in Sound Technology Inc. of $9.9 million, VMI Medical of $1.1 million, FTNI of $1.8 million and PhotoDetection Systems Inc. of $6.0 million; partially offset by $3.3 million of proceeds from the sale of the property, plant and equipment, primarily due to $3.2 million from the sale of a building located in Peabody, Massachusetts.

Net cash provided by financing activities was $0.8 million in fiscal 2003, versus net cash used for financing activities of $3.1 million and $2.8 million in fiscal 2002 and fiscal 2001. The cash provided in fiscal 2003 was primarily due to $5.5 million received from the issuance of shares upon the exercise of stock options and under the employee stock purchase plan, partially offset by $4.3 million of dividends paid to shareholders.

The Company's contractual obligations at July 31, 2003, and the effect such obligations are expected to have on liquidity and cash flows in future periods are as follows (in thousands):

	Mortgage Payable (1)	Capital Leases (1)	Operating Leases		Other Commitments (3)	Total
			Haverhill (2)	Other		
Fiscal Year Ended:						
2004	$1,396	$310	$1,574	$2,201	$416	$ 5,897
2005	352	277	917	1,186		2,732
2006	352	157		749		1,258
2007	352	43		609		1,004
2008	352	32		551		935
Thereafter	3,287					3,287
Total	$6,091	$819	$2,491	$5,296	$416	$15,113

(1) Mortgage and capital lease contractual obligations include both principal and associated interest costs.

(2) Lease costs associated with the Haverhill facility will be funded by ramp-up monies previously received by the Company in connection with the EXACT system order.

(3) Other commitments represent commitments to suppliers for the production of raw materials and inventory components related to the EXACT system order.

The Company currently has approximately $30.0 million in revolving credit facilities with various banks available for direct borrowings. There were no direct borrowings in fiscal 2003 or in fiscal 2002. However, the Company has guaranteed through a provision of a credit facility with its principal bank the debt owed by Cedara to its bank lender through a provision of a credit facility for approximately $10.7 million.

The Company believes that its balances of cash and cash equivalents, marketable securities and cash flows expected to be generated by future operating activities will be sufficient to meet its cash requirements far in excess of the next 12 months.

Impact of Inflation

Overall, inflation has not had a material impact on the Company's operations during the past three fiscal years.

New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit of Disposal Activities"* ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") the principal difference between SFAS No. 146 and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. Therefore, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002 and, have been adopted by the Company as of January 1, 2003.

In November 2002, the EITF reached a consensus on issue 00-21, "*Revenue Arrangements with Multiple Deliverables*" ("EITF 00-21"). EITF 00-21 addresses revenue recognition on arrangements encompassing multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position or results of operations.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation No. 46 "*Consolidation of Variable Interest Entities.*" ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2003 the FASB deferred the effective date for applying the provision of FIN 46 until the first interim or annual period ending after December 15, 2003. The Company is still assessing the impact on its financial position or results of operations.

On April 30, 2003, the FASB issued Statement No. 149, "*Amendment of Statement 133 on Derivative Instruments and Hedging Activities*" ("Statement 149"). Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position or results of operations.

On May 15, 2003, the FASB issued Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"* ("Statement 150"). Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristic of both liabilities and equity. Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company does not use such instruments in our share repurchase program. Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position or results of operations.

Business Environment and Risk Factors

Forward-Looking Statements

This Annual Report on Form 10-K contains statements, which, to the extent that they are not recitation of historical facts, constitute "forward-looking statements" pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements, including statements about product development, market and industry trends, strategic initiatives, regulatory approvals, sales, profits, expenses, price trends, research and development expenses and trends, and capital expenditures involve risk and uncertainties and actual events and results may differ significantly from those indicated in any forward-looking statements as a result of a number of important factors, including those discussed below and elsewhere herein.

Risk Factors

You should carefully consider the risks described below before making an investment decision with respect to Analogic Common Stock. Additional risks not presently known to us, or that we currently deem immaterial, may also impair our business. Any of these could have a material and negative effect on our business, financial condition or results of operations.

Because a significant portion of our revenue currently comes from a small number of customers, any decrease in revenue from these customers could harm our operating results.

We depend on a small number of customers for a large portion of our business, and changes in our customers' orders may have a significant impact on our operating results. If a major customer significantly reduces the amount of business it does with us, there would be an adverse impact on our operating results. The following table sets forth the percentages of our net product and engineering revenue for our three largest customers in any of the last three fiscal years and the percentage of our total net sales to our ten largest customers in those years:

	Year Ended July 31,		
	2003	2002	2001
L-3 Communication	43%	9%	1%
General Electric	9%	12%	11%
Toshiba	7%	5%	7%
Philips	4%	18%	23%
Ten largest customers as a group	77%	67%	63%

Although we are seeking to broaden our customer base, we will continue to depend on sales to a relatively small number of major customers. Because it often takes significant time to replace lost business, it is likely that our operating results would be adversely affected if one or more of our major customers were to cancel, delay or reduce significant orders in the future. Our customer agreements typically permit the customer to discontinue future purchases after timely notice.

In addition, we generate significant accounts receivable in connection with the products we sell and the services we provide to our major customers. Although our major customers are large corporations, if one or more of our customers were to become insolvent or otherwise be unable to pay for our services, our operating results and financial condition could be adversely affected.

Competition from existing or new companies in the medical and security imaging technology industry could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities and the loss of market share.

We operate in a highly competitive industry. We are subject to competition based upon product design, performance, pricing, quality and services and we believe our innovative engineering and product reliability have been important factors in our growth. While we try to maintain competitive pricing on those products which are directly comparable to products manufactured by others, in many instances our products will conform to more exacting specifications and carry a higher price than analogous products manufactured by others.

Our competitors include divisions of some larger, more diversified organizations as well as several specialized companies. Some of them have greater resources and larger staffs than we have. Many of our OEM customers and potential OEM customers have the capacity to design and manufacture the products we manufacture for themselves. We face competition from research and product development groups and the manufacturing operations of our current and potential customers, who continually evaluate the benefits of internal research and product development and manufacturing versus outsourcing.

We depend on our suppliers, some of which are the sole source for our components, and our production would be substantially curtailed if these suppliers are not able to meet our demands and alternative sources are not available.

We order raw materials and components to complete our customers' orders, and some of these raw materials and components are ordered from sole-source suppliers. Although we work with our customers and suppliers to minimize the impact of shortages in raw materials and components, we sometimes experience short-term adverse effects due to price fluctuations and delayed shipments. In the past, there have been industry-wide shortages of electronics components. If a significant shortage of raw materials or components were to occur, we might have to delay shipments or pay premium pricing, which could adversely affect our operating results. In some cases, supply shortages of particular components will substantially curtail production of products using these components. We are not always able to pass on price increases to our customers. Accordingly, some raw material and component price increases could adversely affect our operating results. We also depend on a small number of suppliers, some of which are affiliated with customers or competitors and others of which may be small, poorly financed companies, for many of the other raw materials and components that we use in our business. If we are unable to continue to purchase these raw materials and components from our suppliers, our operating results could be adversely affected. Because many of our costs are fixed, our margins depend on our volume of output at our facilities and a reduction in volume could adversely affect our margins.

If we are left with excess inventory, our operating results will be adversely affected.

Because of long lead times and specialized product designs, we typically purchase components and manufacture products for customer orders or in anticipation of customer orders based on customer forecasts. For a variety of reasons, such as decreased end-user demand for the products we are manufacturing, our customers might not purchase all the products we have manufactured or for which we have purchased components. In either event, we would attempt to recoup our materials and manufacturing costs by means such as returning components to our vendors, disposing of excess inventory through other channels or requiring our OEM customers to purchase or otherwise compensate us for such excess inventory. Some of our significant customer agreements do not give us the ability to require our OEM customers to do this. To the extent we are unsuccessful in recouping our material and manufacturing costs, not only would our net sales be adversely affected, but also our operating results would be disproportionately adversely affected. Moreover, carrying excess inventory would reduce the working capital we have available to continue to operate and grow our business.

Uncertainties and adverse trends affecting our industry or any of our major customers may adversely affect our operating results.

Our business depends primarily on a specific segment of the electronics industry, medical and security imaging technology products, which is subject to rapid technological change and pricing and margin pressure. This industry has historically been cyclical and subject to significant downturns characterized by diminished product demand, rapid declines in average selling prices and production over-capacity. In addition, changes in government policy relating to reimbursement for the purchase and use of medical and security related capital equipment could also affect our sales. Our customers' markets are also subject to economic cycles and are likely to experience recessionary periods in the future. The economic conditions affecting our industry in general, or any of our major customers in particular, might adversely affect our operating results. Our businesses outside the medical instrumentation and security technology product sectors are subject to the same or greater technological and cyclical pressures.

Our customers' delay or inability to obtain any necessary United States or foreign regulatory clearances or approvals for their products could have a material adverse effect on our business.

Our products are used by a number of our customers in the production of medical devices that are subject to a high level of regulatory oversight. A delay or inability to obtain any necessary United States or foreign regulatory clearances or approvals for products could have a material adverse effect on our business. The process of obtaining clearances and approvals can be costly and time-consuming. There is a further risk that any approvals or clearances, once obtained, may be withdrawn or modified. Medical devices cannot be marketed in the United States without clearance or approval by the FDA. Medical devices sold in the United States must also be manufactured in compliance with FDA rules and regulations, which regulate the design, manufacture, packing, storage and installation of medical devices. Moreover, medical devices are required to comply with FDA regulations relating to investigational research and labeling. States may also regulate the manufacture, sale and use of medical devices. Medical device products are also subject to approval and regulation by foreign regulatory and safety agencies.

Our business strategy involves the pursuit of acquisitions or business combinations, which may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

As part of our business strategy, we may consummate additional acquisitions or business combinations. Acquisitions are typically accompanied by a number of risks, including the difficulty of integrating the operations and personnel of the acquired companies, the potential disruption of our ongoing business and distraction of management, expenses related to the acquisition and potential unknown liabilities associated with acquired businesses.

If we are not successful in completing acquisitions that we may pursue in the future, we may have incurred substantial expenses and devoted significant management time and resources in seeking to complete proposed acquisitions that will not generate benefits for us. In addition, substantial portions of our available cash might be utilized as consideration for these acquisitions.

Our annual and quarterly operating results are subject to fluctuations, which could affect the market price of our Common Stock.

Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control, and may not meet the expectations of securities analysts or investors. If this occurs, the price of our Common Stock would likely decline. These factors include:

- variations in the timing and volume of customer orders relative to our manufacturing capacity;
- introduction and market acceptance of our customers' new products;

- changes in demand for our customers' existing products;
- the timing of our expenditures in anticipation of future orders;
- effectiveness in managing our manufacturing processes;
- changes in competitive and economic conditions generally or in our customers' markets;
- changes in the cost or availability of components or skilled labor;
- foreign currency exposure; and
- investor and analyst perceptions of events affecting the Company, our competitors and/or our industry.

As is the case with many technology companies, we typically ship a significant portion of our products in the last month of a quarter. As a result, any delay in anticipated sales is likely to result in the deferral of the associated revenue beyond the end of a particular quarter, which would have a significant effect on our operating results for that quarter. In addition, most of our operating expenses do not vary directly with net sales and are difficult to adjust in the short term. As a result, if net sales for a particular quarter were below our expectations, we could not proportionately reduce operating expenses for that quarter, and, therefore, that revenue shortfall would have a disproportionate adverse effect on our operating results for that quarter.

Loss of any of our key personnel could hurt our business because of their industry experience and their technological expertise.

We operate in a highly competitive industry and depend on the services of our key senior executives and our technological experts. The loss of the services of one or several of our key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering and operations personnel, could result in the loss of customers or otherwise inhibit our ability to operate and grow our business successfully.

If we are unable to maintain our technological expertise in research and product development and manufacturing processes, we will not be able to successfully compete.

We believe that our future success will depend upon our ability to provide research and product development and manufacturing services that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, be certain that our development efforts will be successful.

One stockholder has a substantial interest in Analogic

As of August 31, 2003, the Bernard M. Gordon Charitable Remainder Unitrust owned approximately 17% of Analogic's outstanding Common Stock. Bernard M. Gordon, Chairman of the Board of Directors and Executive Chairman of Analogic, and Julian Soshnick, Vice President of Analogic, serve as trustees of this trust and have full power to vote or dispose of the shares held by the trust. The trust, based on its ownership interest in Analogic, has the ability to exert substantial influence over the actions of Analogic.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company places its cash investments in high credit quality financial instruments and, by policy, limits the amount of credit exposure to any one financial institution. The Company faces limited exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results. The Company's primary exposure has been related to local currency revenue and operating expenses in Canada and Europe.

The Company maintains a bond investment portfolio of various issuers, types, and maturities. The Company's cash and investments include cash equivalents, which the Company considers to be investments purchased with original maturities of three months or less. Investments having original maturities in excess of three months are stated at amortized cost, which approximates fair value, and are classified as available for sale. Total interest income for fiscal 2003 was $5,035. An interest rate change of 10% would not have a material impact to the fair value of the portfolio or to future earnings.

The Company's three largest customers in fiscal 2003, each of which is a significant and valued customer, were L-3 Communications, General Electric and Toshiba which accounted for approximately 43.1%, 9.0%, and 6.6%, respectively, of product and engineering revenue for the fiscal year ended July 31, 2003. Loss of any one of these customers would have a material adverse effect upon the Company's business.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data are listed under Part IV, Item 15 in this Report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

The Company's management, with the participation of the Company's chief executive officer and chief financial officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of July 31, 2003. In designing and evaluating the Company's disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applied its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that, as of July 31, 2003, the Company's disclosure controls and procedures were (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company's chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended July 31, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Subsequent to July 31, 2003, in the course of the preparation and audit of the Company's financial statements for the fiscal year ended July 31, 2003, the Company identified certain transactions that had been accounted for utilizing incorrect accounting standards. The Company has amended its Annual Reports on Form 10-K for the fiscal years ended July 31, 2001 and 2002, and Quarterly Reports on Form 10-Q for each of the quarters within the fiscal years ended July 31, 2001, 2002 and 2003 to reflect the appropriate accounting for these transactions, and has implemented improvements to its controls and procedures to prevent a reoccurrence of such issues.

Because the improvements to its controls and procedures were implemented subsequent to July 31, 2003, they will be disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2003, rather than as part of this Annual Report on Form 10-K.

PART III

Item 10. Directors and Executive Officers of the Registrant

The following table lists the directors of the Company:

Name	Age	Director Since	Expiration Of Term*	Other Offices Held
Bernard M. Gordon	76	1969	2004	Chairman of the Board
John A. Tarello	72	1979	2004	—
M. Ross Brown	68	1984	2005	—
Edward F. Voboril	60	1990	2005	—
Gerald L. Wilson	64	1980	2004	—
Bruce W. Steinhauer	70	1993	2006	—
Julian Soshnick	71	2001	2006	Vice President
Michael T. Modic	53	2001	2005	—

*The Board of Directors is divided into three classes, each having a three-year term of office. The term of one class expires each year. Directors hold office until the Annual Meeting of Stockholders held during the year noted and until their respective successors have been duly elected and qualified.

The following table lists the executive officers of the Company:

Name	Age	Office Held	Date Since Office Has Been Held
Bernard M. Gordon	76	Chairman of the Board and Executive Chairman	1969
John W. Wood Jr. (1)	59	President and Chief Executive Officer	2003
John J. Millerick	55	Senior Vice President, Chief Financial Officer and Treasurer	2000
Julian Soshnick	71	Vice President	2001
Alex A. Van Adzin (2)	51	Vice President, General Counsel and Clerk	2003

(1) Mr. Wood was appointed as President in April 2003 and Chief Executive Officer in August 2003.

Each such officer is elected for a term continuing until the first meeting of the Board of Directors following the Annual Meeting of Stockholders, and in the case of the President, Treasurer and Clerk, until their successors are chosen and qualified; provided that the Board may remove any officer with or without cause.

(2) Mr. Van Adzin joined the Company in October 2003.

There are no family relationships among any of the directors or executive officers of the Company.

Bernard M. Gordon has been the Chairman of the Board of Directors of the Company since 1969 and was President from 1980 to 1995 and from February 2002 to April 2003. Mr. Gordon has been Executive Chairman since February 2002 and Chief Executive Officer from February 2002 to August 2003. Mr. Gordon is also Chairman of the Board of Directors of the Lahey Clinic. Mr. Gordon is a director of Cedara Software Corporation.

John A. Tarello retired from Analogic in November 1999. Mr. Tarello was the Company's Controller from May 1970 through July 1982, a Vice President of the Company from 1971 to 1980, a Senior Vice President since 1980, and Treasurer since 1985. He also is a director of Spire Corporation.

M. Ross Brown retired from Analogic in November 1999. Mr. Brown joined the Company in August 1984 and was responsible for managing its manufacturing operations. He was elected a Vice President in October 1984.

Edward F. Voboril has been President and CEO of Wilson Greatbatch Technologies of Clarence, New York since December 1990. He was elected Chairman of the Board of that company in 1997. Wilson Greatbatch Technologies is a developer and manufacturer of power sources, wet tantalum capacitors and precision engineered components and sub-assemblies used in implantable medical devices.

Dr. Gerald L. Wilson is the former Dean of the School of Engineering at Massachusetts Institute of Technology and the Vannevar Bush Professor of Engineering at the Massachusetts Institute of Technology. Dr. Wilson has served on MIT's faculty since 1965 and currently serves as a Professor of Electrical and Mechanical Engineering. He is a trustee of NSTAR Corporation and a director of SATCON Corporation.

Dr. Bruce W. Steinhauer became the President and Chief Executive Officer of The Regional Medical Center at Memphis in 1998. Prior to this position, he was the Chief Executive Officer of the Lahey-Hitchcock Clinic from 1992 to 1998. Prior to that, he was Senior Vice President for Medical Affairs and Chairman of the Board of Governors for the Medical Group Practice of the Henry Ford Hospital from 1988 to 1992.

Julian Soshnick joined the Company in October 1981 as General Counsel and served as a Vice President since July 1982 and Clerk since 1988 before retiring from these positions in January 2001 upon his election as a Director. Mr. Soshnick was reappointed Vice President, General Counsel and Clerk in October 2001. Mr. Soshnick resigned his position as General Counsel and Clerk on October 27, 2003. He continues to serve as a Vice President of the Company.

Dr. Michael T. Modic has been Chairman of the Division of Radiology at the Cleveland Clinic Foundation in Cleveland, Ohio since 1989 and has been on its Board of Governors since 2000. Dr. Modic also has been a Professor of Radiology at The Ohio State University College of Medicine and Public Health since 1993.

John W. Wood Jr. joined the Company as President in April 2003 and was appointed Chief Executive Officer on August 2003. He served as President of Peek Ltd., a developer and supplier of electronics for traffic and transport and a division of Thermo Electron Corporation, from 1998 to 2001, and as a Senior Vice President of Thermo Electron Corporation, a developer and manufacturer of high-tech instruments in the life sciences and other industries from 1995 to 1998. Prior to that he served for a number of years as President and Chief Executive Officer of Thermedics, a manufacturer of detection instruments for security and quality assurance applications and biomedical materials and products and a subsidiary of Thermo Electron Corporation.

John J. Millerick joined the Company as Senior Vice President, Chief Financial Officer and Treasurer in January 2000. Mr. Millerick was previously Senior Vice President and Chief Financial Officer of CalComp Technology Inc., a manufacturer of computer technology and peripherals, from 1996 to 1999. Prior to CalComp Technology Inc., Mr. Millerick was Vice President-Finance of the Personal Computer Unit of Digital Equipment Corporation, a computer manufacturer, from 1994 to 1995. Before joining Digital Equipment Corporation, Mr. Millerick served in several management positions at Wang Laboratories, leaving as Vice President-Corporate Controller and Acting Chief Financial Officer. Mr. Millerick is a director of Cedara Software Corporation.

Alex A. Van Adzin joined the Company as Vice President, General Counsel and Clerk in October 2003. Mr. Van Adzin was previously Senior Vice President and General Counsel at ManagedComp, Inc., a managed care workers' compensation company, from 2001 to 2002. Prior to that, he was Corporate Counsel at the Liberty Mutual Group, a diversified financial services company, from 1996 to 2001. Before joining Liberty Mutual Group, Mr. Van Adzin was Vice President and Corporate Counsel at Abex Inc., a diversified aerospace and automotive products company, from 1990 to 1995.

Section 16(a) Beneficial Ownership Reporting Compliance

Upon review of the forms and representations furnished to the Company pursuant to Item 405 of Regulation S-K, the Company identifies Edmund F. Becker, Jr., Vice President, as the only "reporting person" (as defined in said Item 405) who failed to file on a timely basis a report required by Section 16(a) of the Securities Exchange Act of 1934 since the beginning of fiscal 2003. Mr. Becker was one day late in filing a Form 4.

Audit Committee Financial Expert

The Company has determined that it has at least one "audit committee financial expert" (as defined in Item 401 (h) (2) of Regulation S-K) on the Audit Committee of the Board of Directors, Edward F. Voboril. Mr. Voboril is "independent" from management, as "independent" is defined in Item 7 (d) (3) (iv) of Schedule 14A under the Exchange Act.

Code of Ethics

The Company has adopted a code of ethics. A copy of the Company's Code of Ethics may be obtained without charge upon written request to: Analogic Corporation, 8 Centennial Drive, Peabody, Massachusetts 01960, Attn: Clerk.

Item 11. Executive Compensation

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth certain compensation information for each person who served as Chief Executive Officer during fiscal 2003 and each of the executive officers of the Company in fiscal 2003 ("Named Officers") for services rendered in all capacities for the last three fiscal years.

		Annual Compensation			Long-Term Compensation Awards			
Name and Principal Position	Fiscal Year	Salary	Bonuses	Other Annual Compensation(A)	Total Annual Compensation	Restricted Stock Awards (B) (C)	Stock Options (D)	All Other Compensation (E)
Bernard M. Gordon	2003	$350,000	—	—	$350,000	—	—	—
Chairman of the Board	2002	165,600	—	—	165,600	—	—	—
and Executive Chairman	2001	350,000	$30,000	$10,800	390,800	—	—	—
John W. Wood Jr. (1)	2003	$124,900	—	—	$124,900	$1,880,000	15,000	—
President and Chief	2002	—	—	—	—	—	—	—
Executive Officer	2001	—	—	—	—	—	—	—
John J. Millerick	2003	$240,000	$30,000	—	$270,000	$ 175,000	—	—
Senior Vice President,	2002	215,100	—	—	215,100	—	—	$ 100
Chief Financial Officer and Treasurer	2001	220,000	60,000	$10,800	290,800	726,250	10,000	7,300
Julian Soshnick (2)	2003	$240,000	$30,000	—	$270,000	—	—	—
Vice President, General	2002	172,600	—	—	172,600	$ 417,300	—	$1,400
Counsel and Clerk	2001	203,600	25,000	$10,800	239,400	—	—	4,300

Notes to Compensation Table

(1) Mr. Wood, Jr. joined the Company in April 2003.

(2) Mr. Soshnick retired in January 2001 and returned to the Company as an officer in October 2001, and resigned as General Counsel and Clerk on October 27, 2003.

Notes to Compensation Table (continued)

(A) Represents car allowances for all executive officers.

(B) Represents stock grants under the Company's Key Employee Stock Bonus Plans, pursuant to which Common Stock of the Company may be granted to key employees to encourage them to exert their best efforts on behalf of the Company. Each recipient of the Common Stock pursuant to the Bonus Plan is required to execute a noncom petition agreement in a form satisfactory to the Company. The Bonus Plan is administered by a committee appointed by the Board of Directors consisting of the Chairman of the Board and three other Directors who are not eligible to participate in the Bonus Plan. Generally, the Common Stock granted pursuant to the Bonus Plan is not transferable for a period of three years from the date of the grant and is subject to a risk of forfeiture in the event that the recipient leaves the employ of the Company during this period for any reason. Generally, during the subsequent four-year period, the transfer restrictions will lapse with respect to 25% of the Common Stock for each year the recipient remains in the employ of the Company. Failure to remain in the Company's employ during all of the subsequent four-year period will result in a forfeiture of shares as to which restrictions on disposition still exist. The Common Stock granted pursuant to the Bonus Plan is held in escrow by the Company until such restrictions on disposition lapse. However, while in escrow, the recipient has the right to vote such shares of Common Stock and to receive any cash dividends thereon. The Board of Directors, acting upon the recommendation of the Stock Bonus Plan Committee, may at the time of grant designate a different schedule upon which the transfer restrictions lapse.

(C) The following table reflects stock bonus awards for which transfer restrictions had not yet lapsed as of July 31, 2003.

	Shares	Market Value at Date of Grant
John W. Wood Jr.	40,000	1,880,000
John J. Millerick	18,333	718,633
Julian Soshnick	1,666	68,273

(D) Represents options granted pursuant to the Key Employee Incentive Stock Option Plan dated June 11, 1998, as amended on October 12, 2000 and November 16, 2001.

(E) Represents profit sharing distribution and 401(k) match.

Stock Option Grants in Last Fiscal Year

The following table sets forth information concerning individual grants of options to purchase the Company's Common Stock made during the fiscal year ended July 31, 2003 to those executive officers named in the table set forth under the heading "Summary Compensation Table" above. Amounts described in the following table under the heading "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term" represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the options were granted to their expiration date. Actual gains, if any, on stock option exercises will depend upon the further performance of Analogic common stock and the date on which the options are exercised.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year (%)	Exercise Price ($/share)	Expiration Date	5%($)	10%($)
Bernard M. Gordon						
John W. Wood, Jr.	15,000(1)	8%	47.00	4/14/2010	286,950	668,850
John J. Millerick						
Julian Soshnick						

(1) These options will become exercisable in installments commencing no earlier than two years from the date of the grant and no later than six years from the date of the grant. Unexercised options expire up to seven years from the date of the grant.

Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information regarding stock options exercised during fiscal year 2003 and held by Named Officers as of July 31, 2003.

	Number of Shares Acquired On Exercise	Value Realized	Number of Unexercised Options At Fiscal Year End		Value of Unexercised In-The-Money Options At Fiscal Year End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bernard M. Gordon	—	—	—	—	—	—
John W. Wood, Jr.	—	—	—	15,000	—	$ 21,450
John J. Millerick	10,000	$146,723	2,501	17,499	$13,268	164,082
Julian Soshnick	—	—	—	—	—	—

(1) The value of in-the-money options at year-end represents the aggregate difference between the option exercise price and the market value of the common stock at July 31, 2003. "In-the-money" options are options whose exercise price was less than $48.43, the closing price of the common stock on July 31, 2003.

Compensation of Directors

Each Director who is not an employee of the Company is entitled to an annual fee of $15,000 plus a fee of $1,000 per meeting for each meeting of the Board or any Board Committee attended by him, together with reimbursement of travel expenses under certain circumstances. In addition, each director who serves as a chairman of a committee and is not an employee of the Company is entitled to an annual fee of $3,000.

In June 1996, the Board of Directors adopted and the stockholders approved at the January 1997 Annual Meeting of Stockholders, the 1997 Non-Qualified Stock Option Plan for Non-Employee Directors (the "1997 Plan"). Pursuant to the 1997 Plan, options to purchase 50,000 shares of Common Stock may be granted only to directors of the Company or any subsidiary who are not employees of the Company or any subsidiary. The exercise price of options granted under the 1997 Plan is the fair market value of the Common Stock on the date of grant. The 1997 Plan provides each new non-employee Director who is elected to the Board shall be granted an option to acquire 5,000 shares, effective as of the date he or she is first elected to the Board.

The 1997 Plan is administered by members of the Company's Board of Directors.

Every four (4) years from the date on which a non-employee Director was last granted a non-employee Director option, that non-employee Director shall be granted an option to acquire 5,000 shares, effective as of the date of that fourth anniversary.

Options granted under the 1997 Plan become exercisable in three equal annual installments on each of the first three anniversaries of the date of grant, and expire 10 years after the date of grant. There were no options granted under this plan in fiscal 2003.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of the Company's Board of Directors during fiscal 2003 were Mr. Voboril, Dr. Wilson and Dr. Steinhauer. No executive officer of the Company has served as a director or member of the Compensation Committee of any other company whose executive officers serve as a member of the Company's Board of Directors or Compensation Committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as to all persons (including any "group", as defined in section 13(d)(3) of the Securities Exchange Act of 1934) known by the Company to have owned beneficially 5% or more of its Common Stock, as of June 30, 2003 and August 31, 2003:

Name and Address	Amount and Nature of Beneficial Ownership	Percent of Class (3)
Bernard M. Gordon Charitable Remainder Unitrust Bernard M. Gordon and Julian Soshnick, Trustees 8 Centennial Drive Peabody, MA 01960	2,317,015 shares (1)	17.2%
T. Rowe Price 100 East Pratt Street Baltimore, MD 21202	953,400 shares (2)	7.1%
Barclays Global Investors, N.A. 45 Fremont Street San Francisco, CA 94105	1,120,056 shares (2)	8.3%

(1) Mr. Gordon serves as Trustee of the Bernard Gordon Charitable Remainder Unitrust (the "Trust") along with Julian Soshnick. The Trustees, acting by a majority, have full power to vote or dispose of the shares held by the Trust. Upon the death of Mr. Gordon, all of the assets of the Trust, in general, will be distributed to The Gordon Foundation, a section 501(c)(3) trust under the United States Internal Revenue Code formed by Mr. Gordon with its principal office located at 8 Centennial Drive, Peabody, Massachusetts. The total shares reported above as of August 31, 2003 include 15,613 shares owned by the Gordon Foundation.

(2) The Company has been advised informally that T. Rowe Price and Barclays Global Investors, N.A. in their capacity as investment advisors may be deemed beneficial owners on June 30, 2003, of 953,400 shares, or 7.1% of the Company's Common Stock and 1,120,056 shares, or 8.3% of the Company's Common Stock, respectively.

(3) The percent of class has been calculated using the most currently available information. Total common stock outstanding at June 30, 2003 and August 31, 2003 was 13,489,205 shares and 13,495,630 shares, respectively.

The following table sets forth information as to ownership of the Company's Common Stock, by its Directors by each of its Named Officers and by all Directors and current executive officers as a group, as of August 31 2003:

Identity of Person	Amount and Nature of Beneficial Ownership (1)	Percent Of Class
Bernard M. Gordon	2,317,015 shares (2)	17.2%
John W. Wood Jr.	40,000 shares (3)	*
John A. Tarello	5,000 shares (4)	*
M. Ross Brown	5,000 shares (5)	*
Edward F. Voboril	10,000 shares (6)	*
Gerald L. Wilson	12,000 shares (7)	*
Bruce W. Steinhauer	10,000 shares (8)	*
Julian Soshnick	5,000 shares (9)	*
Michael T. Modic	3,334 shares (10)	*
John J. Millerick	20,834 shares (11)	*
All Directors and current executive officers as a group (10 persons)	2,428,183 shares (12)	18.0%

* Represents less than 1% ownership

(1) The amounts shown are based upon information furnished by the individual directors and officers. Unless otherwise noted, the beneficial owners have sole voting and investment power with respect to the shares listed.

(2) Mr. Gordon serves as Trustee of the Bernard Gordon Charitable Remainder Unitrust (the "Trust") along with Julian Soshnick. The Trustees, acting by a majority, have full power to vote or dispose of the shares held by the Trust. Upon the death of Mr. Gordon, all of the assets of the Trust, in general, will be distributed to the Gordon Foundation, a Section 501(c)(3) trust formed by Mr. Gordon with its principal office located at 8 Centennial Drive, Peabody, Massachusetts. The total shares reported above include 15,613 shares owned by the Gordon Foundation and there are no shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(3) Includes 0 shares issuable upon exercise of option exercisable within 60 days of August 31, 2003.

(4) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(5) Includes 5,000 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(6) Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(7) Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(8) Includes 10,000 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(9) Includes 0 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(10) Includes 3,334 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(11) Includes 2,501 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

(12) Includes 50,835 shares issuable upon exercise of options exercisable within 60 days of August 31, 2003.

The following table provides information about the shares of common stock authorized for issuance under the Company's equity compensation plans as of July 31, 2003:

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	796,331	$39.99	928,035(1)
Equity compensation plans not approved by security holders	0	NA	0
Total	796,331	$39.39	928,035(1)

(1) Includes 528,510 shares issuable under the Company's Employee Stock Purchase Plan in connection with current and future offering periods under that plan.

Item 13. Certain Relationships and Related Transactions

Mr. Bernard M. Gordon owns a 48% interest and Mr. Bernard L. Friedman, the Company's former Vice Chairman of the Board (Mr. Friedman resigned on July 31, 1993), owns a 52% interest in a limited partnership (Audubon Realty), which owns a facility located at 360 Audubon Road, Wakefield, Massachusetts, which is leased by the Company for a term which will expire on January 31, 2004. This facility has been utilized by the Company for manufacturing and office space since May 1, 1981. The annual rent for this facility is $398,000. The Wakefield facility is leased on a net lease basis, and accordingly the Company pays, in addition to the above rental payments, all taxes, maintenance, insurance, and other costs relating to the leased premises. The Company does not intend to renew this lease.

The terms of the lease agreement, at the time it was executed, were at least as favorable as those that could have been obtained from unaffiliated third parties. Prior to execution of such lease, two independent appraisals were obtained in order to establish the fair market rate for subject premises. A rent, in each case discounted below the fair market rate established by the appraisals, was then agreed upon by the parties.

The lease incorporated periodic rent escalation clauses, based upon the Consumer Price Index. At the present time, the rent that the Company is paying under the Wakefield, Massachusetts lease reflects fair rental value for the property.

See Note 11 of Notes to Consolidated Financial Statements for further information as to the leases.

On July 29, 2003, the Company sold to 6 Centennial LLC, a modern two story office building containing a total of approximately 49,000 square feet of manufacturing and office space. The building is located in Peabody, Massachusetts adjacent to the Company's principal executive offices. The sale price was $3.15 million. The building had been leased to unrelated third parties tenants since its acquisition by the Company in 1993. 6 Centennial LLC is a Massachusetts limited liability company wholly-owned by the Bernard Gordon Charitable Remainder Unitrust, of which the trustees are Bernard M. Gordon, the Company's Chairman of the Board, and Julian Soshnick, the Company's Vice President. An independent appraisal obtained by the Company prior to the sale established the fair market value of the property at $3.2 million. The Company paid no broker's fee in connection with the sale. The Company realized a gain of $1.6 million on the sale of this property.

During the fiscal year ended July 31, 2003, the Company paid to M. Ross Brown, a director of the Company, a total of $47,000 in consulting fees for services rendered in connection with the 100,000 square foot addition being made to the Company's headquarters and certain renovations and refurbishment of the Company's hotel to be performed by a Marriott subsidiary.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(b) Report on Form 8-K

No reports on Form 8-K were filed by the registrant during the quarter ended July 31, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANALOGIC CORPORATION

By: /s/ JOHN W. WOOD JR.
John W. Wood Jr.,
President and Chief Executive Officer

Date: October 28, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ JOHN W. WOOD JR. **John W. Wood Jr.**	President and Chief Executive Officer (Principal Executive Officer)	October 28, 2003
/s/ JOHN J. MILLERICK **John J. Millerick**	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	October 28, 2003
/s/ BERNARD M. GORDON **Bernard M. Gordon**	Chairman of the Board	October 28, 2003
/s/ BRUCE W. STEINHAUER **Bruce W. Steinhauer**	Director	October 28, 2003
/s/ JOHN A. TARELLO **John A. Tarello**	Director	October 28, 2003
/s/ EDWARD F. VOBORIL **Edward F. Voboril**	Director	October 28, 2003
/s/ GERALD L. WILSON **Gerald L. Wilson**	Director	October 28, 2003
/s/ M. ROSS BROWN **M. Ross Brown**	Director	October 28, 2003
/s/ MICHAEL T. MODIC **Michael T. Modic**	Director	October 28, 2003
/s/ JULIAN SOSHNICK **Julian Soshnick**	Director	October 28, 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
Stockholders of Analogic Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Analogic Corporation and its subsidiaries at July 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) present fairly, in all material respects, the information set fourth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
October 13, 2003

ANALOGIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)

	July 31, 2003	July 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$136,806	$123,168
Marketable securities, at market	41,155	58,621
Accounts and notes receivable, net of allowance for doubtful accounts of $4,189 in 2003, and $1,308 in 2002	52,912	57,027
Accounts receivable from affiliates, net	963	4,092
Inventories	69,548	65,128
Costs related to deferred revenue	14,796	2,171
Refundable and deferred income taxes	13,058	11,567
Other current assets	6,069	7,969
Total current assets	335,307	329,743
Property, plant and equipment, net	83,926	79,613
Investments in and advances to affiliated companies	9,577	8,619
Capitalized software, net	6,339	4,333
Goodwill	3,596	258
Intangible assets, net	14,891	6,161
Costs related to deferred revenue	206	8,643
Other assets	2,533	220
Total Assets	$456,375	$437,590
Liabilities and Stockholders' Equity		
Current liabilities:		
Mortgage and other notes payable	$ 1,277	$ 226
Obligations under capital leases	180	314
Accounts payable, trade	21,162	24,731
Accrued liabilities	24,412	16,948
Deferred revenue	30,084	7,964
Advanced payments and other	5,798	62,244
Accrued income taxes	5,867	3,091
Total current liabilities	88,780	115,518
Long-term liabilities:		
Mortgage and other notes payable	3,837	4,069
Obligations under capital leases	327	337
Deferred revenue	1,743	12,886
Deferred income taxes	5,175	2,429
Total long-term liabilities	11,082	19,721
Commitments (Note 9)		
Stockholders' equity:		
Common stock, $.05 par value; authorized 30,000,000 shares; issued 14,192,036 shares in 2003; 14,126,202 shares in 2002	710	706
Capital in excess of par value	47,229	39,379
Retained earnings	320,328	275,108
Accumulated other comprehensive income	709	(320)
Treasury stock, at cost; 701,156 shares in 2003; 855,154 shares in 2002	(6,777)	(8,313)
Unearned compensation	(5,686)	(4,209)
Total stockholders' equity	356,513	302,351
Total Liabilities and Stockholders' Equity	$456,375	$437,590

The accompanying notes are an integral part of these financial statements

ANALOGIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years Ended July 31,		
	2003	2002	2001
Net revenue:			
Product	$442,256	$270,064	$311,671
Engineering	20,856	26,499	27,706
Other	8,410	9,563	12,762
Total net revenue	471,522	306,126	352,139
Cost of sales:			
Product	256,205	169,687	201,516
Engineering	14,897	23,209	23,199
Other	4,738	5,194	6,354
Asset impairment charges		8,883	3,200
Total cost of sales	275,840	206,973	234,269
Gross margin	195,682	99,153	117,870
Operating expenses:			
Research and product development	55,099	39,105	39,624
Selling and marketing	34,862	32,500	32,577
General and administrative	35,979	29,253	32,796
	125,940	100,858	104,997
Income from operations	69,742	(1,705)	12,873
Other (income) expense:			
Interest income	(5,035)	(4,419)	(5,642)
Interest expense	360	359	240
Equity in unconsolidated affiliates	2,498	(614)	(1,890)
Other, net	(5,756)	(812)	646
	(7,933)	(5,486)	(6,646)
Income before income taxes and minority interest	77,675	3,781	19,519
Provision for income taxes	28,180	775	5,726
Minority interest			205
Net income	$ 49,495	$ 3,006	$ 13,588
Net income per common share:			
Basic	$ 3.74	$ 0.23	$ 1.05
Diluted	3.70	0.23	1.04
Weighted-average shares outstanding:			
Basic	13,251	13,129	12,950
Diluted	13,394	13,194	13,055

The accompanying notes are an integral part of these financial statements.

ANALOGIC CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED JULY 31, 2003, 2002, 2001
(In thousands, except share data)

	Common Stock		Capital in Excess of Par Value	Treasury Stock		Unearned Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount		Shares	Amount				
Balance, July 31, 2000	13,980,502	$699	$27,703	(1,102,135)	$(11,869)	$(2,781)	$266,127	$(2,118)	$277,761
Shares issued for employee stock options, grants, and stock purchase plan, net of cancellations	89,200	4	4,557	65,695	802	(3,435)			1,928
Tax benefit of disqualifying dispositions			86						86
Amortization of unearned compensation						976			976
Dividends paid ($0.28 per share)							(3,626)		(3,626)
Shares issued to purchase minority interest in subsidiary			5,552	190,255	2,032				7,584
Adjustment to reporting period of equity investment							(282)		(282)
Other			(41)						(41)
Comprehensive income:									
Net income for the year							13,588		13,588
Translation adjustments (net of tax of $485)								(738)	(738)
Unrealized marketable securities gains and losses (net of tax of $824)								1,258	1,258
Total Comprehensive Income									14,108
Balance, July 31. 2001	14,069,702	703	37,857	(846,185)	(9,035)	(5,240)	275,807	(1,598)	298,494
Shares issued for employee stock options, grants, and stock purchase plan, net of cancellations	56,500	3	1,065	(8,969)	722	(23)			1,767
Tax benefit of disqualifying dispositions			457						457
Amortization of unearned compensation						1,054			1,054
Dividends paid ($0.29 per share)							(3,705)		(3,705)
Comprehensive income:									
Net income for the year							3,006		3,006
Translation adjustments (net of tax of $653)								1,002	1,002
Unrealized marketable securities gains and losses (net of tax of $181)								276	276
Total Comprehensive Income									4,285
Balance, July 31, 2002	14,126,202	706	39,379	(855,154)	(8,313)	(4,209)	275,108	(320)	302,351
Shares issued for employee stock options, grants, and stock purchase plan, net of cancellations	65,834	4	6,892	153,998	1,536	(2,953)			5,479
Tax benefit of disqualifying dispositions			958						958
Amortization of unearned compensation						1,476			1,476
Dividends paid ($0.32 per share)							(4,275)		(4,275)
Comprehensive income									
Net income for the year							49,495		49,495
Translation adjustments (net of tax of $932)								1,416	1,416
Unrealized marketable securities gains and losses (net of tax of $254)								(387)	(387)
Total Comprehensive Income									50,524
Balance, July 31, 2003	14,192,036	$710	$47,229	(701,156)	$ (6,777)	$(5,686)	$320,328	$ 709	$356,513

The accompanying notes are an integral part of these financial statements.

ANALOGIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended July 31, 2003	2002	2001
OPERATING ACTIVITIES:			
Net income	$ 49,495	$ 3,006	$ 13,588
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	(137)	(1,778)	(2,505)
Depreciation and amortization	20,157	15,129	15,560
Minority interest in net income of consolidated subsidiaries			530
Allowance for doubtful accounts and notes receivables	3,908	99	492
Impairment of assets		8,883	3,200
(Gain) loss on sale of property, plant and equipment	(1,561)	86	(109)
Equity (gain) loss in unconsolidated affiliates	3,316	(614)	(1,890)
Compensation from stock grants	1,476	1,054	976
Other than temporary decline in equity investments		142	487
Net changes in operating assets and liabilities	(41,291)	68,757	(2,824)
NET CASH PROVIDED BY OPERATING ACTIVITIES	35,363	94,764	27,505
INVESTING ACTIVITIES:			
Investments in and advances to affiliated companies	(6,035)	(10,373)	
Return of investment from affiliated company	516	2,302	1,696
Acquisition of businesses, net of cash acquired	(12,750)		
Additions to property, plant and equipment	(16,388)	(23,316)	(18,591)
Capitalized software	(3,582)	(2,439)	(3,621)
Proceeds from sale of property, plant and equipment	3,285	91	135
Maturities of marketable securities	16,825	18,735	12,425
NET CASH USED BY INVESTING ACTIVITIES	(18,129)	(15,000)	(7,956)
FINANCING ACTIVITIES:			
Payments on debt and capital lease obligations	(453)	(1,146)	(1,076)
Issuance of stock pursuant to exercise of stock options and employee stock purchase plan	5,479	1,766	1,928
Dividends paid to shareholders	(4,275)	(3,705)	(3,626)
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	751	(3,085)	(2,774)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(4,347)	476	106
NET INCREASE IN CASH AND CASH EQUIVALENTS	13,638	77,155	16,881
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	123,168	46,013	29,132
CASH AND CASH EQUIVALENTS, END OF YEAR	$136,806	$123,168	$ 46,103

The accompanying notes are an integral part of these financial statements.

ANALOGIC CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except share and per share data)

1. Summary of business operations and significant accounting policies:

Business operations:

Analogic Corporation and its subsidiaries ("Analogic" or the "Company") are engaged primarily in the design, manufacture and sale of high technology, high performance, high-precision data acquisition, conversion (analog/digital) and signal processing instruments and systems to customers that manufacture products for medical and industrial use. The Company is subject to risks common to companies in the medical instrumentation technology industry, including, but not limited to, development by its competitors of new technological innovations, dependence on key personnel, loss of any significant customer, protection of proprietary technology, and compliance with regulations of domestic and foreign regulatory authorities and agencies.

Significant accounting policies:

(a) Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Investments in companies in which ownership interests range from 19 to 50 percent and/or the Company exercises significant influence over operating and financial policies are accounted for using the equity method. Other investments are accounted for using the cost method. All intercompany accounts and transactions have been eliminated.

(b) Basis of presentation:

Certain prior years' financial statement items have been reclassified to conform to the current year's presentation and accounting principles generally accepted in the United States of America.

(c) Inventories:

The Company values inventory at the lower of cost or market using the first-in, first-out (FIFO) method. Management assesses the recoverability of inventory based on types and levels of inventory held, forecasted demand and changes in technology. These assessments require management judgments and estimates, and valuation adjustments for excess and obsolete inventory may be recorded based on these assessments. A reserve of $10,438 and $17,182 was recorded in fiscal years 2003 and 2002, respectively.

(d) Property, plant and equipment:

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Assets under capital leases and leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases or the life of the improvements. Upon retirement or disposal, the cost of the asset disposed of and the related accumulated depreciation are removed from the accounts and any gain or loss is reflected in income. Expenditures for maintenance and repairs are charged to expense while the cost of significant improvements, which extend the life of the underlying asset, are capitalized.

The annual provisions for depreciation and amortization have been computed in accordance with the following ranges of estimated useful lives:

Buildings	35 years
Property under capital lease	5 to 22 years
Manufacturing equipment	4 to 7 years
Furniture, fixtures and computer equipment	4 to 8 years
Leasehold and capital lease improvements	life of lease
Motor vehicles	3 years

Interest is capitalized in connection with the in-house construction of fixed assets. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

(e) Revenue recognition and accounts receivable:

The Company recognizes the majority of its revenue in accordance with SEC Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). Revenue related to product sales is recognized upon shipment provided that title and risk of loss has passed to the customer, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, collection of the related receivable is reasonably assured and customer acceptance criteria, if any, have been successfully demonstrated. For product sales with acceptance criteria that are not successfully demonstrated prior to shipment, revenue is recognized upon customer acceptance provided all other revenue recognition criteria have been met. Hardware maintenance revenues are recognized ratably over the life of the contracts. For business units that sell software licenses, the Company recognizes revenue in accordance with the AICPA's Statement of Position 97-2, "Software Revenue Recognition." The application of SOP 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (VSOE) of fair value exists for those elements. License revenue is recognized upon delivery, provided that persuasive evidence of an arrangement exists, no significant obligations with regards to installation or implementation remain, fees are fixed or determinable, collectibility is reasonably assured and customer acceptance, when applicable, is obtained. Software maintenance revenues are recognized ratably over the life of the contracts. Software maintenance revenues are recognized at the time the services are rendered. The Company provides engineering services to some of its customers on a contractual basis and recognizes revenue using the percentage of completion method. The Company estimates the percentage of completion on contracts with fixed fees on a monthly basis utilizing hours incurred to date as a percentage of total estimated hours to complete the project. If the Company does not have a sufficient basis to measure progress towards completion, revenue is recognized upon completion of the contract. When total cost estimates exceed revenues, the Company accrues for the estimated losses immediately. Shipping and handling costs, which are insignificant, are included in revenue. Revenue related to the hotel operations is recognized as services are performed.

The Company grants credit to domestic and foreign original equipment manufacturers, distributors and end users, and performs ongoing credit evaluations on its customer's financial condition. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collections issues that have been identified.

Camtronics' revenues are derived primarily from the sale of Digital Cardiac Information Systems. System sales revenues consist of the following components: computer software licenses, computer hardware, installation support, and sublicensed software. In addition, Camtronics generates revenues related to system sales for software support, hardware maintenance, training, consulting and other professional services.

Camtronics recognizes revenue in accordance with the provisions of SOP 97-2. SOP 97-2 requires revenue earned on software arrangements involving multiple-elements to be allocated to each element based on the fair values of those elements or by use of the residual method. Under the residual method, revenue is recognized in a multiple-element arrangement when company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement, which is determined by the price charged when that element is sold separately (i.e. professional services, software support, hardware maintenance, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. software solutions). Specifically, Camtronics determines the fair value of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to clients, professional services portion of the arrangement, other than installation services, based on hourly rates which Camtronics charges for these services when sold apart from a software license, and the hardware and sublicensed software based on the prices for these elements when they are sold separately from the software. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence of fair value for the remaining undelivered element is established.

Inherent in the revenue recognition process are significant management estimates and judgments, which influence the timing and the amount of revenue recognition. Camtronics provides several models for the procurement of its digital cardiac information systems. The predominant model includes a perpetual software license agreement, project-related installation services, professional consulting services, computer hardware and sub-licensed software and software support.

Camtronics provides installation services, which include project-scoping services, conducting pre-installation audits detailed installation plans, actual installation of hardware components, and testing of all hardware and software installed at the customer site. Because installation services are deemed to be essential to the functionality of the software, software license and installation services fees are recognized upon completion of installation.

Camtronics also provides professional consulting services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include additional database consulting, system configuration, project management, interfacing to existing systems, and network consulting. Professional consulting services generally are not deemed to be essential to the functionality of the software, and thus, do not impact the timing of the software license revenue recognition. Professional consulting service revenue is recognized as the services are performed.

Hardware and software maintenance fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted maintenance term.

Deferred revenue is comprised of 1) license fee, maintenance and other service revenues for which payment has been received and for which services have not yet been performed and 2) revenues related to delivered components of a multiple-element arrangement for which fair value has not been determined for components not yet delivered or accepted by the customer. Deferred costs represent costs and related to these revenues; for example, costs of goods sold and services provided and sales commission expenses.

(f) Capitalized software costs:

Software development costs incurred subsequent to establishing technological feasibility through general release of the software products are capitalized in accordance to SFAS No. 86 "Accounting for the Costs of

(in thousands except per share data)

Computer Software to be Sold, Leased, or Otherwise Marketed." Capitalized costs are amortized on a straight-line basis over the economic lives of the related products, generally three years. Amortization expense was $3,541, $1,772 and $1,647 in fiscal 2003, 2002 and 2001, respectively and is included in product cost of sales. The unamortized balance of capitalized software was $6,339 and $4,333 at July 31, 2003 and 2002, respectively.

(g) Warranty costs:

The Company provides for the estimated cost of product warranties at the time products are shipped. Although the Company engages in extensive product quality programs and processes, its warranty obligation is affected by product failure rates and service delivery costs incurred in correcting a product failure. Should actual product failure rates or service costs differ from the Company's estimates, which are based on specific warranty claims, historical data and engineering estimates, where applicable, revisions to the estimated warranty liability would be required. Such revisions could adversely affect the Company's operating results.

The Company warrants that its products will perform in all material respects in accordance with its standard published specification in effect at the time of delivery of the products to the customer for a period ranging from 12 to 18 months from the date of delivery.

(h) Research and product development costs:

Research and product development costs are expensed as incurred and include primarily engineering salaries, overhead and materials used in connection with research and development projects.

(i) Income taxes:

The Company accounts for income taxes under the asset and liability method, which requires recognition of deferred tax assets, subject to valuation allowances, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of asset and liabilities for financial reporting and income tax purposes. A valuation allowance is established if it is more likely than not that all or a portion of the net deferred tax assets will not be realized.

(j) Net income per share:

Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and diluted common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and restricted stock.

(k) Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less at acquisition date to be cash equivalents. Cash equivalents amounted to approximately $137,000 and $123,000 at July 31, 2003 and 2002, respectively.

(l) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and accounts receivable. The Company places its

(in thousands except per share data)

cash investments and marketable securities in high credit quality financial instruments and by policy, limits the amount of credit exposure to any one financial institution. The Company grants credit to domestic and foreign original equipment manufacturers, distributors and end users, and performs ongoing credit evaluations on its customers' financial condition.

The Company depends on a small number of customers for a large portion of its business, and changes in its customers' orders may have a significant impact on the Company's operating results. If a major customer significantly reduces the amount of business it does with us, there would be an adverse impact on the Company's operating results. One export customer accounted for approximately $31,000 or 7% of total product and engineering revenue in fiscal 2003, while another export customer accounted for approximately $54,000 or 18% of total product and engineering revenue in fiscal 2002. Of the total product and engineering revenue, one domestic customer accounted for approximately $200,000 or 43% in fiscal 2003, while another domestic customer accounted for approximately $37,000 or 12% in fiscal 2002. The Company's ten largest customers, including L-3 Communications, General Electric and Toshiba, accounted for approximately 77% of product and engineering revenue during fiscal 2003.

The Company recognized revenue from one customer in 2003 accounting for a total of 43% of total product and engineering revenue. The Company recognized revenue from two customers in 2002 accounting for a total of 18% and 12% of total product and engineering revenue. The Company recognized revenue from two customers in 2001 accounting for a total of 23% and 11% of total product and engineering revenue.

(m) Marketable securities:

The Company's marketable securities are categorized as available-for-sale securities, as defined by the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized marketable securities gains and losses are reflected as a net amount under the caption of accumulated other comprehensive income within the statement of stockholders' equity. Realized gains and losses are recorded within the statement of income under the caption other income or expenses. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

(n) New accounting pronouncements:

In June 2002, the FASB issued SFAS No. 146, *"Accounting for Costs Associated with Exit of Disposal Activities"* ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. Therefore, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002 and, therefore, has been adopted by the Company on January 1, 2003.

In November 2002, the EITF reached a consensus on issue 00-21, *"Revenue Arrangements with Multiple Deliverables"* ("EITF 00-21"). EITF 00-21 addresses revenue recognition on arrangements encompassing

(in thousands except per share data)

multiple elements that are delivered at different points in time, defining criteria that must be met for elements to be considered to be a separate unit of accounting. If an element is determined to be a separate unit of accounting, the revenue for the element is recognized at the time of delivery. EITF 00-21 is effective for revenue arrangements entered into fiscal periods beginning after June 15, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position or results of operations.

In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Board Interpretation No. 46 *"Consolidation of Variable Interest Entities."* ("FIN-46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to January 31, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. In October 2003 the FASB deferred the effective date for applying the provision of FIN 46 until the first interim or annual period ending after December 15, 2003. The Company is still assessing the impact on its financial position or results of operations.

On April 30, 2003, the FASB issued Statement No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that the pronouncement will have a material impact on its financial position or results of operations.

On May 15, 2003, the FASB issued Statement No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristic of both liabilities and equity. Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatory redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company does not use such instruments in our share repurchase program. Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003.

The Company does not expect that the pronouncement will have a material impact on its financial position or results of operations.

(o) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Such management estimates include allowances for doubtful accounts receivable; provisions for inventory to reflect net realizable value; estimates of fair value for investments in privately held companies; goodwill and intangible assets; valuation allowances against deferred income tax assets; and accruals for product warranty, other liabilities, and income taxes. Actual results could differ from those estimates.

(in thousands except per share data)

(p) Comprehensive income:

Statement of Financial Accounting Standards No. 130, ("SFAS 130"), "Reporting Comprehensive Income," established standards for reporting and display of comprehensive income and its components. Components of comprehensive income include net income and certain transactions that have generally been reported in the consolidated statements of stockholders' equity. Other comprehensive income consists of unrealized gains and losses on marketable securities and foreign currency translation adjustments.

(q) Stock-based compensation:

The Company has adopted the disclosure requirements of Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure, and amendment of FASB statement No. 123" in current fiscal year beginning with the quarter ended April 30, 2003. SFAS 148 amends Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation and also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results.

As permitted by SFAS 148 and SFAS 123, the Company continues to apply the accounting provisions of the Accounting Principle Board ("APB") No. 25, and related interpretations, with regard to the measurement of compensation cost for options granted under the Company's equity compensation plans.

As permitted under current accounting standards, no compensation cost was recognized in the Consolidated Statements of Income for the Company's stock option plans. Had compensation cost for the Company's stock-based compensation plans been recorded and applied in accordance with FAS No. 123, Accounting for Stock-Based Compensation, and recognized ratably over the options' vesting periods, the Company's proforma information would have been as follows:

	Twelve Months Ended July 31,		
	2003	2002	2001
Net income, as reported	$49,495	$ 3,006	$13,588
Add: Stock-based employee compensation expense included in reported net income, net of related tax effect	937	836	682
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(3,724)	(3,380)	(2,819)
Pro forma net income	$46,708	$ 462	$11,451
Earnings per share:			
Basic, as reported	$ 3.74	$ 0.23	$ 1.05
Basic, pro forma	$ 3.52	$ 0.04	$ 0.88
Diluted, as reported	$ 3.70	$ 0.23	$ 1.04
Diluted, pro forma	$ 3.49	$ 0.04	$ 0.88

(in thousands except per share data)

(r) Fair value of financial instruments:

The carrying amounts of cash, cash equivalents, receivables, mortgages and other notes payable approximate fair value. The fair values of marketable securities are estimated based on quoted market price for these securities.

(s) Impairment of long-lived assets:

The Company evaluates the recoverability of its long-lived assets, primarily fixed assets, in accordance with Statement of Financial Accounting Standards No. 144, ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets.

(t) Segment information:

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, ("SFAS 131") establishes standards for reporting information on operating segments in interim and annual financial statements. The Company's chief operation decision-makers review the profit and loss of the Company on an aggregate basis and manage the operation of the Company within two operating segments. The Company operates primarily within two segments within the electronics industry: Imaging Technology Products and Signal Processing Technology Products. Imaging Technology Products consist primarily of electronic systems and subsystems for medical imaging equipment and advanced explosive detection systems. Signal Processing Technology Products consist of Analog to Digital (A/D) converters and supporting modules, and high-speed digital signal processors.

(u) Translation of foreign currencies:

The assets and liabilities of the Company's foreign subsidiaries, whose cash flows are primarily in their local currency, have been translated into U.S. dollars using the current exchange rates at each balance sheet date. The operating results of these foreign subsidiaries have been translated at average exchange rates that prevailed during each reporting period. Adjustments resulting from translation of foreign currency financial statements are reflected as accumulated other comprehensive income in the consolidated balance sheet. Exchange gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than that of the entities primary cash flow), excluding long-term intercompany receivables and investments, are included in operations in the period in which they occur. Foreign exchange transaction gains and losses are included in the results of operations in other income, net. The Company had foreign exchange gains totaling $3,941 and $904 in 2003 and 2002, respectively, and foreign exchange losses totaling $263 in fiscal 2001.

2. Business combinations:

In October 2002, Anrad Corporation, the Company's wholly owned subsidiary located in Saint-Laurent, Quebec, purchased the remaining 52% of the outstanding common stock of FTNI, Inc. ("FTNI") for $2,407 in cash. FTNI was founded by three Canadian companies in April 1997 to develop products for medical and industrial applications. Noranda Advanced Materials, which was one of the FTNI founders with a 48% ownership interest, was acquired by the Company in 1999 and renamed Anrad. With the purchase of the remaining shares of FTNI, Anrad has full ownership rights and access to FTNI's basic technology and

(in thousands except per share data)

intellectual property. Upon completion of this transaction, Anrad's total investment in FTNI amounted to approximately $2,746 of which approximately $2,019 was determined to be intellectual property and $727 represented the fair value of tangible net assets, primarily cash. The intellectual property will be amortized over its estimated useful life of five years. The supplemental pro-forma information disclosing the results of operations of the Company and FTNI on a combined basis has not been presented due to its immateriality.

On November 6, 2002, the Company's newly formed subsidiary, Sound Technology, Inc. ("STI"), acquired certain assets and liabilities of the Sound Technology business unit, located in State College, PA, from Acuson Corporation, a wholly owned subsidiary of Siemens Corporation, for approximately $10,100 in cash. STI produces linear and tightly curved array ultrasound transducers and probes for a broad range of clinical applications that are supplied to medical equipment companies worldwide. The Company's acquisition cost of $10,100 was subsequently reduced by approximately $200 reflecting post-closing purchase price adjustments. As a result, the net investment of $9,900 consists of approximately $2,800 of tangible net assets acquired and approximately $7,100 of intellectual property and other intangible assets. The intellectual property and other intangible assets will be amortized over their estimated useful life of five years. The supplemental pro-forma information disclosing the results of operations of the Company and STI on a combined basis has not been presented due to its immateriality.

Also, on November 6, 2002, the Company's subsidiary, Camtronics Medical Systems, Ltd., acquired all the shares of VMI Medical, Inc. ("VMI"), of Ottawa, Canada. VMI is a medical information software company specializing in clinical database, workflow automation and business improvement solutions for children's heart centers. VMI was acquired for approximately $2,000 in cash, payable over a two year period, and future contingent consideration, which will be based upon the combined companies achieving certain performance criteria over specific time periods. The future contingent purchase price at the date of acquisition was estimated to range from $5,000-$7,000. The Company has not recognized this future contingent purchase price on its books as an investment or future liability. Once the contingency is resolved and the consideration is determinable, the Company will then record this purchase price adjustment. The Company paid $2,000 in cash related to the acquisition, assumed approximately $1,400 in net liabilities and acquired intellectual property valued at $3,400. The supplemental pro-forma information disclosing the results of operations of the Company and VMI on a combined basis has not been presented due to its immateriality.

3. Marketable securities:

Marketable securities are categorized as available-for-sale securities and summarized as follows:

		Gross Unrealized		
July 31, 2003	**Cost**	**Gain**	**Loss**	**Fair Value**
Debt securities issued by various state and local municipalities and agencies	$39,565	$1,590	$—	$41,155
July 31, 2002				
Debt securities issued by various state and local municipalities and agencies	$56,390	$2,231	$—	$58,621

(in thousands except per share data)

The cost and estimated fair value of current debt securities at July 31, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to repay obligations without prepayment penalties.

	Cost	Fair Value
Debt securities:		
Due in one year or less	$11,000	$11,169
Due after one year through five years	28,565	29,986
Total debt securities	$39,565	$41,155

There are no realized gains or losses on marketable securities as the Company has not sold any marketable securities during the periods presented and cost has approximated fair value at the maturity dates.

4. Explosive Assessment Computed Tomography ("EXACT") Systems Agreement:

The Company announced in April 2002 that it had entered into an agreement to supply up to 1,000 of its EXACT systems to L-3 Communications' Security and Detection System division ("L-3"). The EXACT is the core system of L-3's Examiner 3DX6000 certified Explosive Detection System that was purchased by the United States Transportation Security Administration ("TSA") and installed at major airports across the United States.

The Company recognized product revenue upon shipment of EXACT systems and spare parts to L-3, at which time all revenue recognition criteria have been met. During the first quarter of fiscal 2003, the Company received firm orders from L-3 for 245 additional systems. These orders brought the total number of systems that had been ordered by L-3 for delivery to the TSA to 425. The Company shipped all 425 EXACT systems by December 31, 2002; 54 systems in the fourth quarter of fiscal 2002 and 371 systems in the first and second quarters of fiscal year 2003. In addition, in December 2002, the Company received a purchase order from L-3 to deliver an additional 75 EXACT systems during the remainder of fiscal 2003 for foreign and other anticipated orders. The Company shipped all of these systems as of July 31, 2003.

The Company recorded cash received from L-3 for the purchase of long-lead-time inventory components as advance payments within the liabilities section of the balance sheet. These payments are not recognized as revenue until the systems for which the inventory components relate to have been shipped. As of July 31, 2003, the Company had no remaining balance recorded within advance payments related to long-lead purchases.

The agreement also provided for the Company to receive $22,000 of ramp-up funds for the purpose of leasing and fitting up a facility and ensuring the availability of key critical raw material and inventory components from suppliers to meet the production and volume requirements of this contract. These costs incurred and assets purchased have been fully reimbursed by L-3. The Company has not recorded any revenues, costs or assets related to these ramp-up funds. All cash received for ramp-up activities is recorded within the advance payments and deferred revenue account within the liability section of the balance sheet. These liabilities are reduced as the cash is spent on these activities. As of July 31, 2003, the Company had a balance of $3,650 of unexpended ramp-up funds recorded within the advance payments and deferred revenue account.

In addition to the $22,000 of ramp-up funds provided by L-3 on behalf of the TSA, the Company has spent approximately $5,700 of its own funds for the purchase of manufacturing and office equipment, which was capitalized during fiscal year 2003.

(in thousands except per share data)

5. Balance sheet information:

Additional information for certain balance sheet accounts is as follows for the years ended:

	July 31, 2003	July 31, 2002
Inventories:		
Raw materials	$ 37,155	$ 34,753
Work-in-process	15,003	19,882
Finished goods	17,390	10,493
	$ 69,548	$ 65,128
Property, plant and equipment:		
Land and land improvements	$ 6,332	$ 6,503
Buildings and improvements	62,848	58,735
Property under capital lease	1,555	1,503
Leasehold and capital lease improvements	3,322	2,594
Manufacturing equipment	108,517	96,590
Furniture, fixtures and computer equipment	45,087	41,052
Motor vehicles	449	498
	228,110	207,475
Less accumulated depreciation and amortization	(144,184)	(127,862)
	$ 83,926	$ 79,613

The increase in building and improvements was primarily due to the construction of an addition to the Company's headquarters.

The increase in manufacturing equipment was primarily due to the production requirements of the EXACT contract and acquired companies.

Depreciation expense was $16,809, $14,380 and $14,148 for fiscal years 2003, 2002 and 2001, respectively.

	July 31, 2003	July 31, 2002
Accrued Liabilities:		
Accrued employee compensation and benefits	$13,203	$11,036
Accrued warranty	7,302	3,235
Other	3,907	2,677
	$24,412	$16,948
Advance payments and other:		
Long-lead-time components		$50,550
Ramp-up funds	$ 3,650	7,943
Customer deposit	2,148	3,751
	$ 5,798	$62,244

The decrease in long-lead-time components was due to advance payments received from L-3 and recognized as revenue as the systems to which the components relate have been shipped.

(in thousands except per share data)

6. Goodwill and intangible assets:

As of August 1, 2002, Analogic adopted Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS No. 142"). Under SFAS No. 142, goodwill and certain other intangible assets with indefinite lives are no longer amortized, but instead are reviewed for impairment annually, or more frequently if impairment indicators arise. In connection with the adoption of SFAS No. 142, the Company was required to perform a transitional impairment assessment of goodwill within six months of adoption of this standard. SFAS No. 142 requires that the Company identify its reporting units and determine the carrying value of each of those reporting units by assigning assets and liabilities, including existing goodwill and intangible assets, to those reporting units. The Company assigned the entire balance of goodwill to Imaging Technology Products for the purpose of performing the transitional impairment test. The Company completed its transitional impairment assessment of goodwill on October 31, 2002, and determined that goodwill was not impaired. The Company will perform its assessment of goodwill annually on October 31.

Goodwill increased from $258 at July 31, 2002 to $3,596 at July 31, 2003 due to the goodwill arising from the acquisition of 100% of VMI ($873), 19% of Cedara ($1,290), the remaining 52% of FTNI ($687) and the remaining 18% of Camtronics ($488). The entire goodwill balance is included within the Imaging Technology Products segment. None of the goodwill is deductible for tax purposes.

The following table reflects the net income, as adjusted, of the Company, giving effect to SFAS No. 142 as if it were adopted on August 1, 2001:

	Twelve Months Ended July 31,		
	2003	2002	2001
Net income, as reported	$49,495	$3,006	$13,588
Add back goodwill amortization expense	—	137	60
Net income, as adjusted	$49,495	$3,143	$13,648
Basic earning per common share:			
As reported	$ 3.74	$ 0.23	$ 1.05
As adjusted	3.74	0.24	1.05
Diluted earning per common share:			
As reported	$ 3.70	$ 0.23	$ 1.04
As adjusted	3.70	0.24	1.05

Goodwill at July 31, 2003 and July 31, 2002 and the changes in the carrying amount for each of the fiscal years are as follows:

	Imaging Technology Products	Signal Processing Technology Products	Total
Balance as of August 1, 2002	$ 258	—	$ 258
Goodwill acquired during the year	$3,338	—	$3,338
Balance as of July 31, 2003	$3,596	—	$3,596
Balance as of August 1, 2001	$ 431	—	$ 431
Goodwill amortization	$ 173	—	$ 173
Balance as of July 31, 2002	$ 258	—	$ 258

(in thousands except per share data)

Intangible assets at July 31, 2003 and July 31, 2002, which will continue to be amortized, consisted of the following:

	July 31, 2003			July 31, 2002		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Amortizable Intangible Assets:						
Software Technology	$ 9,836	$2,966	$ 6,870	$7,343	$1,236	$6,107
Intellectual Property	9,346	1,325	8,021	100	46	54
	$19,182	$4,291	$14,891	$7,443	$1,282	$6,161

The software technology increase from July 31, 2002 relates to the technology acquired as part of the VMI Medical, Inc. acquisition. The intellectual property increase from July 31, 2002 relates to intellectual property acquired as part of the STI acquisition of approximately $7,100 and FTNI acquisition of approximately $2,100.

The estimated future amortization expense related to current intangible assets for each of the five succeeding years, is expected to be as follows:

2004	$3,825
2005	3,821
2006	3,821
2007	2,518
2008	906

7. Investment in and advances to affiliated companies:

The Company has a 44.6% equity ownership interest in Shenzhen Anke High-Tech Co., Ltd (SAHCO) located in The People's Republic of China. During fiscal 2003 the Company recorded $1,125 as its share of losses in SAHCO, as compared to $1,320 in fiscal 2002. The carrying value of this investment was $840 at July 31, 2003, and $1,965 at July 31, 2002. During fiscal 2003 the Company recorded a provision for bad debt of $1,587 for certain old invoices from SAHCO, which the Company deemed uncollectible. At July 31, 2003 and 2002, net receivable from this affiliate were $963 and $4,092 respectively. Sales to SAHCO for fiscal years 2003, 2002 and 2001 were approximately $3,677, $4,037 and$3,237, respectively.

The Company along with another investor each owned a 50% interest in a private company for the design and development of medical imaging equipment. Upon completion of the research and development phase, the private company sold its intellectual property in the form of a license to a newly formed limited liability company called Enhanced CT Technology LLC ("ECTT"), distributed its assets to the Company and the other original investor, and ceased operations. The Company, in conjunction with the other original investor, retains a 50% interest in ECTT, which will receive license related royalties based upon future sales of medical imaging equipment. The Company accounted for this distribution of assets at historical cost and will continue to account for this investment using the equity method of accounting. The Company's share of profit in the newly formed limited partnership was $159 in fiscal 2003 and $1,429 in fiscal 2002. In addition, ECTT made a cash distribution in the form of return on investment to its owners of $516 and $2,302 in fiscal 2003 and 2002, respectively. The carrying value of the Company's investment in ECTT was $0 and $357 at July 31, 2003 and 2002, respectively.

(in thousands except per share data)

On May 21, 2003, the Company acquired 1,251,313 shares of Series B Convertible Participating Preferred Stock for an equity interest of approximately 11% in PhotoDetection Systems, Inc. ("PDS") of Acton, Massachusetts. PDS, a privately held company, has developed proprietary detection systems for high-performance Position Emission Tomography ("PET"), a rapidly growing medical diagnostic imaging modality. PET scanning is a tool in the diagnosis and management of cancer, specifically for detecting early-stage tumors and determining tissue characteristics before and after treatment. In addition the Company also received a convertible promissory note in the principal amount of $1,367 and an exclusive license of PDS technology for non-PET products. The convertible promissory note is convertible by the Company into 1,025,559 shares of Series B Convertible Participating Preferred Stock. If converted, the Company's equity interest would increase by 9%. Upon PDS achieving certain milestones, the exclusive license of PDS technology will revert back to PDS and the Company will receive a warrant for the purchase of 2,250,563 shares of Series B Convertible Participating Preferred Stock. The exercise of this warrant would increase the Company's equity interest by 20%. The Company, in connection with this transaction, expended a total of $6,035 in cash. The Company's current equity interest, the potential conversion of the promissory note into Series B Convertible Participating Preferred Stock, and the potential reversion of its exclusive technology license to PDS for the warrant could potentially result in the Company having a 40% equity interest in PDS. Additionally, under certain circumstances in the future, the Company may at its discretion, or may be required to, purchase the remaining 60% equity at its then fair value. The Company has three of the seats on PDS's seven-person board of directors. The Company accounts for this investment under the equity method due to the Company's ability to exercise significant influence over operating and financial policies.

In September 2001, the Company acquired 19% interest in Cedara Software Corporation of Mississauga, Ontario, Canada, in return for an equity investment of $7.5 million and other considerations. Cedara is a premier independent provider of imaging software technology and custom imaging software development to leading Original Equipment Manufactures (OEMs) in the healthcare industry. Cedara enables healthcare solution providers to integrate better imaging software into their systems and hardware in such fields as Computed Tomography (CT) and Magnetic Resonance Imaging (MRI). Analogic has guaranteed the debt owed by Cedara to its bank lender through the provision of a credit facility with Analogic's principal bank for approximately $10.7 million. Analogic has two of the seats on Cedara's seven person board of directors. As part of the Company's original investment agreement, Cedara agreed to grant the Company preemptive rights whereby it has the right to maintain a 19% equity interest in the event of certain future issuances of stock by Cedara. On May 3, 2002 the Company acquired an additional 580,641 shares of common stock of Cedara for approximately $0.9 million to maintain the Company's equity interest at 19%.

(in thousands except per share data)

Summarized financial information for all partially-owned equity affiliates at July 31 and for the years then ended is as follows:

	2003	2002
Current assets	$38,619	$36,526
Noncurrent assets	34,968	36,346
	$73,587	$72,872
Current liabilities	44,370	32,259
Noncurrent liabilities	2,107	5,060
	$46,477	$37,319

	2003	2002	2001
Net revenue	$ 38,195	$36,037	$16,561
Gross margin	19,280	21,901	9,427
Income (loss) from operations	(12,787)	(5,582)	1,995
Net income (loss)	(11,766)	(1,371)	2,560

The carrying amount of the investments approximates the underlying ownership in the net assets of the partially-owned equity affiliates which include SAHCO, ECTT, Cedara Software Corporation, Cardioworks and Photo Detection Systems Inc.

During the fiscal years ended 2003, 2002, and 2001, the Company recognized foreign exchange gain with respect to the inter-company notes of approximately $3,900, $900 for the fiscal years ended 2003 and 2002, respectively, and a loss of approximately $300 for the fiscal year 2001.

8. Net income per share:

The Company's reported net income and the number of shares utilized in the net income per share calculations for the fiscal years ending July 31, 2003, 2002 and 2001 are as follows:

	2003	2002	2001
Net income	$ 49,495	$ 3,006	$ 13,588
Weighted average number of common shares outstanding—Basic	13,251,000	13,129,000	12,950,000
Effect of dilutive securities:			
Stock options and restricted stock	143,000	65,000	105,000
Weighted average number of common shares outstanding—Diluted	13,394,000	13,194,000	13,055,000
Net income per common share:			
Basic	$ 3.74	$ 0.23	$ 1.05
Diluted	3.70	0.23	1.04

Stock options to purchase approximately 74,600, 73,800 and 90,000 shares of common stock were outstanding during the years ended July 31, 2003, 2002, and 2001, respectively, but were not included in the calculation of diluted net income per share because the options' exercise prices were greater than the average market price of the Company's common stock during those years. Although these stock options were antidilutive in fiscal 2003, 2002, and 2001, they may be dilutive in future years' calculations.

(in thousands except per share data)

9. Commitments and guarantees:

During the third quarter of fiscal 2003, the Company commenced the construction of a 100,000 square foot addition to its headquarters building in Peabody, Massachusetts. This two-story addition will enable the Company to further consolidate its existing Massachusetts operations and to expand production capacity for its medical and security imaging system business. The building including fit-up is estimated to cost approximately $12,500 and will be financed by internally generated cash.

In November 2002, the Financial Accounting Standard Board ("FASB") issued FIN No. 45 *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34"* ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. FIN 45 also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for all guarantees outstanding, regardless of when they were issued or modified, for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material effect on the Company's consolidated financial statements. The following is a summary of agreements that the Company determined are within the scope of FIN 45.

The Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Also, to the extent permitted by Massachusetts law, the Company's Articles of Organization, require the Company to indemnify directors of the Company and the Company's by-laws require the Company to indemnify the present or former directors and officers of the Company, and also permit indemnification of other employees and agents of the Company for whom the Board of Directors from time to time authorizes indemnification. In no instance, however, will indemnification be granted to a director otherwise entitled thereto who is determined to have (a) committed a breach of loyalty to the Company or its stockholders, (b) committed acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, or (c) derived any improper personal benefit in connection with a particular transaction. Because no claim for indemnification has been made by any person covered by said agreements, and/or the relevant provisions of the Company's Articles or By-laws, the Company believes that its estimated exposure for these indemnification obligations is currently minimal.

Accordingly, the Company has no liabilities recorded for these indemnity agreements and requirements as of July 31, 2003.

The Company's standard original equipment manufacturing and supply agreements entered in the ordinary course of business typically contain an indemnification provision pursuant to which the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party in connection with any United States patent, or any copyright or other intellectual property infringement claim by any third party with respect to the Company's products. Such provisions generally survive termination or expiration of the agreements. The potential amount of future payments the Company could be required to make under these indemnification provisions is, in some instances, unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company

(in thousands except per share data)

believes that its estimated exposure on these agreements is currently minimal. Accordingly, the Company has no liabilities recorded for these agreements as of July 31, 2003.

In fiscal 2002, the Company acquired a 19% interest in Cedara Software Corporation ("Cedara") of Mississauga, Ontario, Canada. As part of the Company's investment agreement, the Company has guaranteed certain debt owed by Cedara to its bank lender through the provision of a credit facility with the Company's principal bank for approximately $10,700 based upon Cedara's funding requirements. To date, no claims have been asserted against the Company in connection with the guarantee of Cedara's debt. Accordingly, the Company has no liabilities recorded in connection with the Cedara guarantee as of July 31, 2003.

The Company warrants that its products will perform in all material respects in accordance with its standard published specification in effect at the time of delivery of the products to the customer for a period ranging from 12 to 18 months from the date of delivery. The Company provides for the estimated cost of product and service warranties based on specific warranty claims, claim history and engineering estimates, where applicable.

The following table summarizes the activities in the accrued product warranty reserve for the year ended July 31, 2003:

	Warranty Reserve
Balance at the beginning of the period	$ 3,235
Accrual for warranties issued during the period	9,617
Accrual related to pre-existing warranties (including changes in estimate)	(540)
Settlements made in cash or in kind during the period	(5,010)
Balance at the end of the period	$ 7,302

The Company currently has approximately $30.0 million in revolving credit facilities with various banks available for direct borrowings. There were no direct borrowings in fiscal 2003 or in fiscal 2002. However, the Company has guaranteed through a provision of a credit facility with its principal bank the debt owed by Cedara to its bank lender through a provision of a credit facility for approximately $10,700.

10. Mortgage and other notes payable:

Mortgage and other notes payable consists of the following:

	July 31, 2003	July 31, 2002
3% Mortgage Note Payable, due 2017, payable quarterly, collateralized by land, office and manufacturing facilities located at 8 Centennial Drive Peabody, Massachusetts	$4,070	$4,295
Non-interest bearing note payable due November 2004 for the acquisition of VMI Medical, Inc.	1,044	—
	5,114	4,295
Less current portion	1,277	226
	$3,837	$4,069

Principal maturities in each of the next five fiscal years and thereafter on the above notes are as follows: 2004, $1,277; 2005, $240; 2006, $247; 2007, $254; 2008, $262 and $2,834 thereafter.

(in thousands except per share data)

Total interest incurred amounted to $360, $359 and $348 in fiscal 2003, 2002 and 2001, respectively. Of the total interest incurred $0, $0 and $108 was capitalized.

11. Lease and other commitments with related and non-related third parties:

The Company leased three operating facilities from a partnership in which the Chairman and the former Vice Chairman are partners under leases that have been accounted for as capital leases. One of these leases will expire on January 31, 2004, and the other two leases expired on July 31, 2001. The lease expiring on January 31, 2004 will not be renewed. The leases contain rent escalation clauses based upon cost-of-living adjustments. The rent adjustments were not significant in fiscal 2003, 2002 and 2001.

Property under capital leases is included in property, plant and equipment, as follows:

	July 31, 2003	July 31, 2002
Land and buildings	$ 1,503	$ 1,503
Less accumulated amortization	(1,503)	(1,430)
Net capital lease assets	$ 0	$ 73

Certain of the Company's subsidiaries lease manufacturing and office space under non-cancelable operating leases. These leases contain renewal options. The Company leases certain other real property and equipment under operating leases which, in the aggregate, are not significant.

Rent expense associated with the Company's operating leases was approximately $3,278, $1,986 and $1,423 (net of sublease income of $0, $0 and $872 in fiscal 2003, 2002 and 2001, respectively).

The following is a schedule by year of future minimum lease payments at July 31, 2003:

Fiscal Year	Capital Leases	Operating Leases Haverhill (1)	Operating Leases Other	Other Commitments (2)
2004	$ 245	$1,574	$2,201	$416
2005	212	917	1,186	
2006	131		749	
2007	43		609	
2008	32		551	
Thereafter			2,372	
	$ 663	$2,491	$7,668	$416
Less amount representing interest at 8.45%-9.00%	(156)			
Present value of minimum lease payments (includes current portion of $180)	$ 507			

(1) Lease costs associated with the Haverhill facility will be funded by ramp-up monies received by the Company in connection with the EXACT system order.

(2) Other commitments represent commitments to suppliers for the production of raw materials and inventory components related to the EXACT system order.

(in thousands except per share data)

12. Other (income) expense:

Other income consists primarily of interest income on short and long term marketable securities, gain or loss attributable to investments on unconsolidated affiliates, which the Company accounts for under the equity method, foreign exchange gains (losses) and income (loss) on the sale of property, plant and equipment. During FY 2003, the Company realized foreign exchange gains of $3,908 and a gain on sale of property, plant and equipment of $1,561.

13. Stock option and stock bonus plans:

At July 31, 2003, the Company has two key employee stock option plans (one of which has lapsed as to the granting of options), two key employee stock bonus plans, two non-employee director stock option plans, and one employee stock purchase plan.

Options granted under the two key employee stock option plans generally become exercisable in installments commencing no earlier than two years from the date of grant and no later than six years from the date of grant. Unexercised options expire up to seven years from date of grant. Options issued under the plans are non-qualified options or incentive stock options and are issued at prices of not less than 100% of the fair market value of the common stock at the date of grant. Tax benefits from early disposition of the stock by optionees under incentive stock options, and from exercise of non-qualified options, are credited to capital in excess of par value. Options granted under the two non-employee director stock option plans become exercisable in equal installments over three years commencing one year from the date of grant and remain exercisable for ten years from the date of grant. Options issued under the plans are non-qualified options and are issued at prices of 100% of the fair market value of the common stock at the date of grant.

Under the Company's key employee stock bonus plans, common stock may be granted to key employees under terms and conditions as determined by the Board of Directors. Generally, participants under the stock bonus plans may not dispose or otherwise transfer stock granted for three years from date of grant. Stock granted under these plans generally vest in four equal installments beginning in the third year from the date of grant. Upon issuance of stock under the plans, unearned compensation equivalent to the market value at the date of grant is charged to stockholders' equity and subsequently amortized over the periods during which the restrictions lapse (up to six years). Shares granted under the Company's key employee stock bonus plan were 65,834 at a weighted average fair market value of $47.70 per share in fiscal 2003; 56,500 shares at a weighted average fair market value of $41.57 per share in fiscal 2002; and 89,000 shares at a weighted average fair market value of $41.61 per share in fiscal 2001. Amortization of unearned compensation of $1,476, and $1,054 and $976 was recorded in fiscal 2003, 2002 and 2001, respectively.

Under the employee stock purchase plan, eligible participants are granted options to purchase the Company's common stock twice a year at the lower of 85% of market value at the beginning or end of each period. Calculation of the number of options granted, and subsequent purchase of these shares, is based upon voluntary payroll deductions during each six-month period. The number of options granted to each employee under this plan, when combined with options issued under other plans, is limited to a maximum outstanding value of $25,000 during each calendar year. The number of shares issued pursuant to this plan totaled 8,768 in 2003, 8,654 in 2002 and 7,864 in 2001. The weighted average estimated fair value of employees stock purchase rights during fiscal 2003, 2002 and 2001 was $13.46, $10.69 and $12.72 per share, respectively.

At July 31, 2003, 928,035 shares were reserved for grant under the above stock option, bonus and purchase plans.

(in thousands except per share data)

The following table sets forth the stock option transactions for the years ended July 31, 2003, 2002, and 2001:

	2003		2002		2001	
	Weighted Average Price per Share	Number Of Shares	Weighted Average Price per Share	Number Of Shares	Weighted Average Price per Share	Number Of Shares
Options outstanding beginning of year	$37.39	803,360	$36.11	745,337	$32.60	501,543
Options granted	45.72	198,900	39.67	180,450	38.92	361,850
Options exercised	34.15	(149,730)	28.24	(64,627)	24.66	(66,906)
Options cancelled	38.76	(56,199)	39.13	(57,800)	35.26	(51,150)
Options outstanding end of year	39.99	796,331	37.39	803,360	36.11	745,337
Options exercisable end of year	36.86	165,509	33.95	176,315	30.70	159,048

The following table summarizes information about stock options outstanding at July 31, 2003:

	Options Outstanding			Option Exercisable	
Range of Exercise Prices	Number Outstanding As of 7/31/03	Weighted-Avg Remaining Contractual Life (years)	Weighted-Avg Exercise Price	Number Exercisable As of 7/31/03	Weighted-Avg Exercise Price
$27.75-$34.75	180,825	3.81	$33.52	51,564	$31.57
$36.00-$37.65	184,006	4.54	$36.86	61,466	$36.28
$37.75-$40.98	165,650	5.74	$40.51	8,650	$38.14
$42.48-$44.00	166,200	4.84	$43.46	43,829	$43.66
$44.72-$52.20	99,650	6.78	$50.83	0	$ 0
$27.75-$52.20	796,331	4.96	$39.98	165,509	$36.86

The weighted-average estimated fair value of stock options granted during fiscal 2003, 2002, and 2001 was $17.75, $18.12, and $18.45 per share respectively.

The fair value of the Company's stock options was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended July 31,		
	2003	2002	2001
Expected life (in years)	6	6	6
Volatility	38%	44%	44%
Risk-free interest rate	3.05%	4.52%	5.48%
Dividend yield	.6%	.7%	.7%

14. Retirement Plans:

The Company has a qualified retirement plan (The Analogic Corporation Profit Sharing/401(k) Plan) to provide retirement income for eligible employees through employee contributions and employer contributions from the Company. Employer contributions are discretionary and may be in the form of a direct profit sharing contribution or a discretionary matching contribution as determined and approved by the Board of Directors. The

(in thousands except per share data)

Company contribution each year shall in no event exceed the maximum allowable under applicable provisions of the Internal Revenue Code. All contributions vest immediately.

This Plan, as allowed under Section 401(k) of the Internal Revenue Code, permits tax-deferred salary/wage deductions for eligible employees. Employees may contribute from 1% to 80% of the compensation to the Plan, limited to a maximum annual amount as determined by the Internal Revenue Service.

Beginning in fiscal 2001, the Company elected to match employee contributions on a dollar for dollar basis up to 3% of compensation for each participant. This continued through December 31, 2001. For the period from January 1, 2002 to July 31, 2002, the Company elected not to contribute to the Plan. For fiscal year 2003, the Company decided to contribute 5% of its net income, as defined, to the Plan. The Company's contributions to the Plan totaled $2,556, $916, and $2,009 in fiscal years 2003, 2002, and 2001.

15. Income taxes:

The components of the provision for income taxes are as follows:

	July 31,		
	2003	2002	2001
Current income taxes:			
Federal	$24,010	$ 953	$ 6,399
State and foreign	6,749	936	2,206
	30,759	1,889	8,605
Deferred income taxes (benefit):			
Federal	(1,867)	(2,270)	(2,567)
State and foreign	(712)	1,156	(312)
	(2,579)	(1,114)	(2,879)
	$28,180	$ 775	$ 5,726

The tax effects of the principal temporary differences resulting in deferred tax expense (benefit) are as follows:

	2003	2002	2001
Deferred revenue	$(1,087)	$ (711)	$(1,324)
Intangibles	(281)		
Warranty	(1,982)	(9)	18
Unrealized equity loss/gain	(2,033)	1,506	(48)
Capitalized software, net	1,106	(300)	(214)
Depreciation	132	356	(243)
Bad debt	(1,218)	743	
Inventory valuation	2,508	(3,132)	(711)
Benefit plans	(356)	34	(284)
Capital loss carryforwards	640		
Other items, net	(8)	399	(73)
	$(2,579)	$(1,114)	$(2,879)

(in thousands except per share data)

Income (loss) before income taxes and minority interest from domestic and foreign operations is as follows:

	July 31, 2003	July 31, 2002	July 31, 2001
Domestic	$83,012	$ 5,608	$19,695
Foreign	(5,337)	(1,827)	(176)
	$77,675	$ 3,781	$19,519

The components of the deferred tax assets and liabilities are as follows:

July 31, 2003	Deferred Tax Assets	Deferred Tax Liabilities
Deferred revenue	$ 3,122	
Intangibles	281	$ 2,836
Depreciation		4,301
Bad debt	1,839	
Capitalized interest and other costs	233	274
Inventory	3,206	
Warranty	2,984	
Benefit plans	2,256	
Lease transactions	6	
Unrealized equity gain/loss	5,353	2,491
Capitalized software, net		2,146
Foreign net operating loss	650	
Capital loss carryforwards	140	
Comprehensive income		460
Miscellaneous	971	
	$21,041	$12,508
Valuation allowance	(650)	
	$20,391	$12,508

(in thousands except per share data)

July 31, 2002	Deferred Tax Assets	Deferred Tax Liabilities
Deferred revenue	$ 2,035	$
Depreciation		4,170
Bad debt	621	
Capitalized interest and other costs	390	323
Inventory	5,715	
Warranty	1,001	
Benefit plans	1,899	
Lease transactions	56	
Unrealized equity gain/loss	4,371	3,542
Capitalized software, net		1,040
Capital loss carryforwards	780	
Comprehensive income	211	
Miscellaneous	805	
	$17,884	$9,075

A reconciliation of income taxes at the United States statutory rate to the effective tax rate follows:

	Year Ended July 31,		
	2003	2002	2001
U.S. federal statutory tax rate	35%	35%	35%
Export sales benefit	(1)	(11)	(3)
State income taxes, net of federal tax benefit	4	(1)	2
Tax exempt interest	(1)	(29)	(7)
Amortization of nondeductible intangibles		11	
General business credit	(2)	(3)	(1)
Valuation allowance	1		
Effect of international operations	(1)	12	
Other items, net	1	7	3
Effective tax rate	36%	21%	29%

At July 31, 2003 the Company has a capital loss carryforward of $353, which expires in 2005.

The Company has foreign net operating loss carryforwards of approximately $1,667, which expire in 2010.

Management has determined that it is more likely than not that the Company will not recognize the benefit of certain foreign losses and as a result, a valuation allowance has been established at July 31, 2003.

The Company does not provide for U.S. federal income taxes on undistributed earnings of consolidated foreign subsidiaries as such earnings are intended to be indefinitely reinvested in those operations. Determination of the potential deferred income tax liability on these undistributed earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

(in thousands except per share data)

16. Quarterly results of operations (unaudited):

The following is a summary of unaudited quarterly results of operations for the years ended July 31, 2003 and 2002:

	Total Revenues	Gross Margin (A)	Net Income (Loss) (A)	Basic Net Income (Loss) Per Share (A)	Diluted Net Income (Loss) Per Share (A)
2003 Quarters					
First	$132,284	$ 58,514	$19,650	$ 1.49	$ 1.48
Second	157,145	64,462	21,314	1.61	1.59
Third	100,068	38,731	6,856	0.51	0.51
Fourth	82,025	33,975	1,675	0.13	0.12
Total	$471,522	$195,682	$49,495	$ 3.74	$ 3.70
2002 Quarters					
First	$ 75,604	$ 16,654	$ (6,448)	$(0.49)	$(0.49)
Second	69,510	23,153	(403)	(0.03)	(0.03)
Third	72,112	25,306	3,287	0.25	0.25
Fourth	88,900	34,040	6,570	0.50	0.50
Total	$306,126	$ 99,153	$ 3,006	$ 0.23	$ 0.23

(A) The Company recorded asset impairment losses on a pre-tax basis of $8,883 in the first quarter of fiscal 2002 related to Anatel, the Company's telecommunications subsidiary, and certain old and unprofitable product lines within its semi-conductor test equipment business. These charges have been recorded in the cost of sales section of the Company's Consolidated Statements of Income for fiscal year 2002.

17. Supplemental disclosure of cash flow information:

Changes in operating assets and liabilities are as follows for the years ended:

	July 31,		
	2003	2002	2001
Accounts and notes receivable	$ 7,629	$10,179	$(6,596)
Accounts receivable from affiliates	1,542	(1,742)	713
Inventories	(574)	(7,504)	(407)
Costs related to deferred revenue	(4,188)	(5,823)	(4,991)
Other current assets	2,194	(983)	(2,010)
Other assets	(4,886)	138	(606)
Accounts payable, trade	(4,910)	8,772	(4,465)
Accrued liabilities	6,054	(4,276)	6,691
Advance payments and deferred revenue	(46,796)	68,481	8,437
Accrued income taxes	2,644	1,515	410
Net changes in operating assets and liabilities	$(41,291)	$68,757	$(2,824)

During fiscal years 2003, 2002 and 2001 interest paid amounted to $308, $334 and $420, respectively.

(in thousands except per share data)

Income taxes paid during fiscal years 2003, 2002 and 2001 amounted to $27,215, $2,159 and $8,308, respectively.

18. Segment and geographic information:

The Company operates primarily within two segments within the electronics industry: Imaging Technology Products and Signal Processing Technology Products. Imaging Technology Products consist primarily of electronic systems and subsystems for medical imaging equipment and advanced explosive detection systems. Signal Processing Technology Products consist of Analog to Digital (A/D) converters and supporting modules, and high-speed digital signal processors. The Company's Corporate and Other represents primarily the Company's hotel business and net interest income. Assets of Corporate and Other consist primarily of the Company's cash equivalents, marketable securities, fixes and other assets, not specifically identifiable. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The segment information for prior years has been restated to conform with the provision of Statement of Financial Standards No. 131, "Disclosures About Segment of an Enterprise and Related Information."

The table below presents information about the Company's reportable segments:

	Years Ending July 31,		
	2003	2002	2001
Revenues:			
Imaging technology products from external customers	$443,033	$269,104	$271,132
Signal processing technology products from external customers	20,079	27,459	68,245
Corporate and other	8,410	9,563	12,762
Total	$471,522	$306,126	$352,139
Income (loss) before income taxes and minority interest:			
Imaging technology products	$ 77,331	$ 16,270	$ 19,542
Signal processing technology products. (A)	(5,604)	(18,759)	(8,540)
Corporate and other	5,948	6,270	8,517
Total	$ 77,675	$ 3,781	$ 19,519
Identifiable assets:			
Imaging technology products (B)	$222,799	$198,064	$177,325
Signal processing technology products	13,105	14,260	30,441
Corporate and other (C)	220,471	225,266	151,393
Total	$456,375	$437,590	$359,159

(A) Includes asset impairment losses on a pre-tax basis of $8,883 in fiscal 2002, and $3,200 in fiscal 2001.

(B) Includes goodwill of $3,596, $258, $431 in fiscal 2003, 2002, and 2001, respectively.

(C) Includes cash equivalents and marketable securities of $167,229, $174,336, $114,208 in fiscal years 2003, 2002 and 2001, respectively.

(in thousands except per share data)

Information regarding geographic areas for the years ended July 31, 2003, 2002 and 2001 are as follows:

Fiscal Year		United States	Netherlands	Japan	Germany	Other	Total
2003	Revenue from external customers	$339,934	$ 7,099	$34,608	$24,601	$65,280	$471,522
	Long-lived assets	86,961				34,107	121,068
2002	Revenue from external customers	174,076	40,569	22,071	18,623	50,787	306,126
	Long-lived assets	81,454				26,393	107,847
2001	Revenue from external customers	213,142	45,149	40,191	18,125	35,532	352,139
	Long-lived assets	79,132				10,269	89,401

Revenues are attributed to countries based on the location of the Company's customers.

Long-lived assets are primarily in Denmark and Canada.

ANALOGIC CORPORATION AND SUBSIDIARIES
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B	Column C		Column D	Column E	Column F
Description	Balance at Beginning Of Period	Charged to Profit and Loss or income	Additions Charged To other accounts	Deductions From reserves	Recoveries	Balance At end Of period
Allowance for doubtful accounts:						
Year ended July 31, 2003	$1,308	$2,923(A)		$ (42)		$4,189
Year ended July 31, 2002	1,268	99		(59)		1,308
Year ended July 31, 2001	1,010	496		(238)		1,268

(A) Represent primarily $1,587 related to accounts receivable from SAHCO, and $747 for an unsecured note from an unrelated party.

INDEX TO EXHIBITS

	Title	Incorporated by Reference to
3.1	Restated Articles of Organization as amended March 15, 1988	Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1988
3.2	By-laws, as amended January 27, 1988	Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1988
10.1	Lease dated March 5, 1976 from Bernard M. Gordon to Analogic	Exhibit 6(e) to the Company's Statement on Form S-14 (File No. 2-61959)
10.2	Amendment of Lease dated May 1, 1977 between Bernard M. Gordon and Analogic	Exhibit to the Company's Report on Form 8-K May 1, 1977
10.3	Lease dated January 16, 1976 from Bernard M. Gordon to Data Precision Corporation July 31, and related Assignment of Lease dated October 31, 1979 from Data Precision Corporation to Analogic	Exhibit to the Company's Annual Form 10-K for the fiscal year ended 1977
10.4	(a) Lease dated October 31, 1977 from Audubon Realty, Ltd to Data Precision Corporation and related letter agreement dated January 18, 1978	Exhibit 6(d) to the Company's Registration Statement on Form S-14 (File No. 2-61959)
	(b) Amendment of Lease dated July 19, 1979 Between Audubon Realty, Ltd. And Analogic	Exhibit I to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1982
	(c) Third Amendment of Lease dated December 31, 1982	Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1982
	(d) Fourth Amendment of Lease dated December 31, 1982	Exhibit 19.1 to Quarterly Report on Form 10-Q for the three months ended January 31, 1983
10.5	(a) Lease dated March 16, 1981 from Audubon Realty Ltd. to Analogic	Exhibit II to the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 1981
	(b) Amendment of Lease dated October 31, 1984	Exhibit to the Company's Annual report on Form 10-K for the fiscal year ended July 31, 1985
10.6	Land Disposition Agreement by and between City of Peabody Community Development Authority and Analogic Corporation	Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended 1981
10.7	Loan Agreement among the City of Peabody, its Community Development Authority, and Analogic Corporation	Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1981
10.8	Amendments to Urban Development Action Grant Agreement dated August 28, 1986 and September 30, 1986	Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1986

	Title	Incorporated by Reference to
10.9	Promissory Note of Analogic payable to Peabody Community Development Authority	Exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1981
10.10	(g) Sublease dated as of July 28, 1986 between Analogic as sublessor and Medical Electronics Laboratories, Inc. as sublessee	Exhibit to the Company's Report on Form 8-K dated July 31, 1986
10.12	(a) Anamass Partnership Agreement dated as of July 5, 1988 between Ana/dventure Corporation and Massapea Inc.	Exhibit 10.12(a) to the Company's Annual Report on Form 10-K for fiscal year ended July 31, 1988
	(b) Ground Lease Agreement dated July 5, 1988 between Analogic and Anamass Partnership	Exhibit 10.12(b) to the Company's Report on Form 10-K for fiscal year
	(c) Equity Infusion Agreement	Exhibit 10.12(c) to the Quarterly Report on Form 10-Q for the three months ended January 31, 1991
	(d) Resolution Agreement dated July 31, 1991 and ratified on August 8, 1991	Exhibit 10.12(d) to the Company's Annual Report on Form 10-K for fiscal year ended July 31, 1991
10.15	Restated Analogic Corporation Profit Sharing Plan dated July 31, 1985 and Amendment No. 1 thereto dated August 20, 1985	Exhibit 10-9(c) to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1985
10.16	Key Employee Stock Bonus Plan dated March 14, 1983, as amended on January 27, 1988	Exhibit A to definitive Proxy Statement for the Annual Meeting of Stockholders' held January 25, 1984
10.18	1985 Non-Qualified Stock Options Plan dated May 13, 1985	Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1985 (File No. 33-6835)
10.19	(a) Employee Qualified Stock Purchase Plan dated June 10, 1986	Exhibit G to the Company's definitive Proxy Statement dated December 9, 1985 for the Company's Special Meeting in lieu of Annual Meeting of Stockholders held January 22, 1986 (File No. 33-5913)
	(b) Said Employee Stock Purchase Plan (as amended on October 9, 1997)	Exhibit A to the Company's definitive Proxy Statement dated December 1, 1997 for the Company's Annual Meeting to Stockholders held January 23, 1998
10.20	Proposed 1988 Non-Qualified Stock Option Plan for Non-Employee Directors	Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1988 (File No. 33-273372)
10.21	Form of Indemnification Contract	Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1987

	Title	Incorporated by Reference to
10.22	Agreement and Plan of Merger between SKY COMPUTERS, Inc., and Analogic Corporation	Exhibit 10.22 to the Company's Annual report on Form 10-K for the fiscal year ended July 31, 1992
10.23	(a) Agreement between B-K Medical Holding A/S and Analogic Corporation dated October 20, 1992	Exhibits to the Company's Report on Form 8-K dated December 18, 1992
	(b) Addendum dated December 11, 1992 to Agreement between B-K Medical Holding A/S and Analogic Corporation dated October 20, 1992	
	(c) Shareholders Agreement between B-K Medical Holding A/S and Analogic Corporation dated December 11, 1992	
10.24	Key Employee Incentive Stock Option Plan dated June 11, 1983	Exhibit A to the Company's definitive Proxy Statement dated December 1, 1993 for the Company's Annual Meeting of Stockholder held January 21, 1994 (File No. 33-53381)
10.25	Non-Qualified Stock Option Plan for Non-Employee Directors dated January 31, 1997	Exhibit A to the Company's definitive Proxy Statement dated December 2, 1996 for the Company's Annual Meeting of Stockholders held January 24, 1997
10.26	Key Employee Incentive Stock Option Plan dated June 11, 1998 as amended October 12m 2000 and November 16, 2001	Exhibit A to the Company's definitive Proxy Statement dated December 14, 2001 for the Company's Annual Meeting of Stockholders held January 18, 2002
10.27	Key Employee Stock Bonus Plan Statement dated October 12, 2000	Exhibit B to the Company's definitive Proxy Statement dated December 1, 2000 for the Company's Annual Meeting of Stockholders held January 19, 2001
21	List of Subsidiaries	
23	Consent of PricewaterhouseCoopers LLP	
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-15(a) of the Securities Exchange Act of 1934, as amended	
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-15(a) of the Securities Exchange Act of 1934, as amended	
32.1	Certification of Chief Executive Officer pursuant to 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
32.2	Certification of Chief Financial Officer pursuant to 18U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	

Exhibits

EXHIBIT 21

Name	Jurisdiction of Incorporation
Analogic Limited	Massachusetts
Analogic Foreign Sales Corporation	U.S. Virgin Islands
Analogic Securities Corporation	Massachusetts
Anadventure II Corporation	Massachusetts
Anadventure 3 Corporation	Massachusetts
Anadventure Delaware Corporation	Delaware
Anatel Communications Corporation	Massachusetts
ANRAD Corporation	Province of Nova Scotia, Canada
B-K Medical Systems A/S	Denmark
Camtronics Foreign Sales Corporation	U. S. Virgin Islands
Camtronics Medical Systems, Ltd.	Wisconsin
International Security Systems Corporation	Massachusetts
SKY COMPUTERS, Incorporated	Massachusetts
SKY Limited	England
Sound Technology, Inc.	Pennsylvania
VMI Medical Inc.	Province of Ontario, Canada
FTNI Inc.	Province of Quebec, Canada

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 033-05913, 33-53381, 33-27372, 333-40715 and 333-55588) of Analogic Corporation of our report dated October 13, 2003 relating to the financial statements and financial statement schedule, which appears in this annual report on Form 10-K.

PricewaterhouseCoopers LLP

Boston, Massachusetts
October 29, 2003

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(a)/ RULE 15D-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, John W. Wood Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Analogic Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2003

/s/ JOHN W. WOOD JR.

John W. Wood Jr.
Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a)/ RULE 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, John J. Millerick, certify that:

1. I have reviewed this Annual Report on Form 10-K of Analogic Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) [Paragraph omitted in accordance with SEC transition instructions contained in SEC Release 34-47986]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 28, 2003

/s/ JOHN J. MILLERICK

John J. Millerick
Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Analogic Corporation (the "Company") for the fiscal year ended July 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John W. Wood Jr., Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 28, 2003

/s/ JOHN W. WOOD JR.

John W. Wood Jr.
Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Analogic Corporation (the "Company") for the fiscal year ended July 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John J. Millerick, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 28, 2003

/s/ JOHN J. MILLERICK

John J. Millerick
Chief Financial Officer

Analogic Foreign Sales Corporation

St. Thomas, U.S. Virgin Islands 00801

Analogic Limited

[illegible] Park
[illegible] Road
[illegible]
[illegible]shire SL6 3LW UK

Anexa Corporation

[illegible] Street
[illegible]ton, MA 01887

Anrad Corporation

[illegible]
[illegible] Laurent
[illegible] Canada H4R2P1

B-K Medical Systems A/S

[illegible] 31 DK-2730
[illegible] Denmark

Camtronics Medical Systems, Ltd.

[illegible] Ridge Drive
[illegible] WI 53029

International Security Systems

[illegible] Drive
[illegible] MA 01960

Sound Technology, Inc.

[illegible] South Atherton Street
State College, PA 16803
[illegible]

SKY Computers, Inc.

[illegible] Avenue
[illegible]sford, MA 01824

The Company's annual report on Form 10-K filed with the Securities and Exchange Commission, which provides additional information about the Company, is available to shareholders upon written request to the Senior Vice President, Chief Financial Officer and Treasurer of the Company.

Printed in U.S.A.

An Equal Opportunity Employer

ANALOGIC®

The World Resource for Health & Security Technology

8 Centennial Drive
Peabody, Massachusetts 01960
Telephone: (978) 977-3000
FAX: (978) 977-6811
www.analogic.com

0779-AR-03